Exhibit 99.1

          3rd Quarter 2010 • Report to Shareholders • Three and nine months ended July 31, 2010

TD Bank Financial Group Reports Third Quarter 2010 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.29, compared with $1.01.
•	Adjusted diluted earnings per share were $1.43, compared with $1.47.
•	Reported net income was $1,177 million, compared with $912 million.
•	Adjusted net income was $1,304 million, compared with $1,303 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2010, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $4.03, compared with $2.35.
•	Adjusted diluted earnings per share were $4.40, compared with $3.88.
•	Reported net income was $3,650 million, compared with $2,110 million.
•	Adjusted net income was $3,968 million, compared with $3,409 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $117 million after tax (12 cents per share), compared with $122 million after tax (15 cents per share) in the third quarter last year.
•
A loss of $14 million after tax (2 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $43 million after tax (5 cents per share) in the third quarter last year.

•
Integration and restructuring charges of $5 million after tax (1 cent per share), relating to U.S. Personal and Commercial Banking acquisitions, compared with $70 million after tax (8 cents per share) in the third quarter last year.

•
A gain of $9 million after tax (1 cent per share), due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $75 million after tax (9 cents per share) in the third quarter last year.

TORONTO, September 2, 2010 - TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2010. Overall results for the quarter reflected very strong retail earnings growth.
“Our third quarter results really tell the growth story of our retail businesses on both sides of the border, with our total adjusted retail earnings hitting a new high of $1.3 billion, up 21% from last year. Canadian Personal and Commercial banking posted another record quarter - its third in a row - and our U.S. Personal and Commercial Banking operations also reported the highest level of adjusted earnings since we entered this market,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Wholesale Banking earnings continued to normalize, performing in line with expectations despite tougher markets in the quarter. We also saw the best credit quality and lowest credit losses in seven quarters across all of our businesses.”

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $841 million in the third quarter, up 24% from the same period last year. Revenue grew 8% while PCL declined by 19%. TD Canada Trust (TDCT) reported strong volume growth across most banking products, in particular real estate secured lending and business deposits. Also during the quarter, TDCT was ranked highest in Canadian banking customer satisfaction for the fifth year in a row by J.D. Power and Associates. In August, TDCT also received the Synovate award for excellence in customer service for the sixth year in a row.
    “Canadian Personal and Commercial Banking delivered its third consecutive record quarter as we continue to invest in our people and stay focused on our commitment to providing the best possible service and convenience to our customers,” said Tim Hockey, Chief Executive Officer, TDCT. “We expect continued strong earnings growth, but not at the rate we’ve seen this year, as the Canadian housing market cools and a competitive environment continues to put pressure on margins.”

Wealth Management
Global Wealth net income, which excludes TDBFG’s reported investment in TD Ameritrade, was $117 million in the quarter, up 23% from the same period last year, largely driven by fee revenue from higher client assets and improved net interest margin. TD Ameritrade contributed $62 million in earnings to the segment, down 9% from the same period last year, due to the impact of a stronger Canadian dollar which was partially offset by higher earnings.
“This was a solid quarter for the Wealth business. Our profit improved for the sixth quarter in a row and we continued to invest in our operations to ensure future growth,” said Bill Hatanaka, Chief Executive Officer, TD Waterhouse. “However, we are cautious about the next several quarters, given the potential impact of a slowing U.S. economy on the equity markets.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$271 million in reported net income for the quarter. On an adjusted basis, the segment earned US$276 million, up 30% from the third quarter of last year. Revenue grew 17% from the same period last year, driven by broad gains across the business, including deposit and loan growth, supported by an increase in retail fees. Total PCL dropped to US$126 million, down 23% compared with the same period last year.
During the quarter, TD Bank, America’s Most Convenient Bank, announced an offer to purchase The South Financial Group, Inc. The transaction remains subject to approval by South Financial shareholders and certain regulators. The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.
“TD Bank had a very good quarter despite the uncertainty that continues to linger in the U.S. economy,” said Bharat Masrani, Chief Executive Officer, TD Bank, America's Most Convenient Bank. “We remain pleased with the pace of our organic growth as we continue to lend to our customers. In fact, since the downturn started in 2007, we’ve grown our lending by 20%. We’re also pleased with the performance of the three FDIC-assisted acquisitions in Florida that we completed in the second quarter.”

Wholesale Banking
Wholesale Banking reported net income of $179 million, down 45% from the same period last year. Last year’s very strong results reflected the broad-based market rebound following the financial crisis. In addition, the current quarter was negatively impacted by the sovereign debt crisis in Europe and the significant equity market disruption in early May. This resulted in lower fixed income, credit, and currency trading, and lower underwriting fees, partially offset by improved equity trading and investment portfolio gains.
    “Our wholesale bank had a solid quarter, particularly given the difficult operating environment," said Bob Dorrance, Chief Executive Officer, TD Securities. “This quarter's challenging markets were a clear contrast to the very favourable conditions of a year ago. We expect markets to remain challenging in the short term while we continue to build our franchises and strengthen our platforms for future success.”

Corporate
The Corporate segment, which includes the Bank’s other activities, had an adjusted net loss of $182 million ($304 million on a reported basis), up $76 million from the adjusted results in the same period last year. The higher loss was largely attributable to unfavourable tax-related items and losses associated with hedging and treasury activities, partially offset by lower net corporate expenses.

Capital
TDBFG’s Tier 1 capital ratio hit another high, at 12.5%, up 50 basis points from last quarter while risk-weighted assets remained stable. Capital quality remained very high, with tangible common equity comprising about 75% of Tier 1 capital.
“We’ll have to wait to see the full scope and impact of proposed capital reforms,” Clark said. “However, we hope that by the first quarter of fiscal 2011, we’ll be in a position, in the context of the Board’s outlook on earnings and the Bank’s dividend policy, to provide some guidance.”

Conclusion
“We’re very pleased with the strong results and organic growth that we delivered in the third quarter. Our retail businesses continue to perform very well and leave us positioned to deliver a good year,” Clark said. “We’re confident that our excellent capital levels, recent acquisitions and the investments we’ve made in the business will help ensure that we continue to grow despite the continuing economic challenges.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	34	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	40	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	41	Interim Consolidated Balance Sheet
5	How We Performed	42	Interim Consolidated Statement of Income
9	Financial Results Overview	43	Interim Consolidated Statement of Changes in
14	How Our Businesses Performed		Shareholders’ Equity
24	Balance Sheet Review	44	Interim Consolidated Statement of Comprehensive Income
25	Credit Portfolio Quality	45	Interim Consolidated Statement of Cash Flows
27	Capital Position	46	Notes to Interim Consolidated Financial Statements
27	Managing Risk
31	Off-Balance Sheet Arrangements	62	SHAREHOLDER AND INVESTOR INFORMATION
33	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements made in this report in the “Business Outlook” section for each segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report.  Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of this report; changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in this report; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Financial Group (TDBFG or the Bank) for the three and nine months ended July 31, 2010, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2009 Annual Report. This MD&A is dated September 2, 2010. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2009 Annual Report or Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091,2
Results of operations
Total revenue	$4,744	$4,767	$4,667	$14,548	$13,142
Provision for credit losses	339	365	557	1,221	1,959
Non-interest expenses	2,966	2,953	3,045	8,900	9,116
Net income - reported3	1,177	1,176	912	3,650	2,110
Net income - adjusted3	1,304	1,234	1,303	3,968	3,409
Economic profit4	208	200	246	771	302
Return on common equity - reported	12.2%	13.0%	9.7%	13.1%	7.5%
Return on invested capital4	12.0%	12.0%	12.4%	12.5%	11.0%
Financial position
Total assets	$603,467	$573,905	$544,821	$603,467	$544,821
Total risk-weighted assets	189,190	187,174	189,609	189,190	189,609
Total shareholders’ equity	41,336	38,424	38,020	41,336	38,020
Financial ratios
Efficiency ratio - reported3	62.5%	61.9%	65.2%	61.2%	69.4%
Efficiency ratio - adjusted3	58.8%	59.2%	56.6%	57.6%	59.4%
Tier 1 capital to risk-weighted assets	12.5%	12.0%	11.1%	12.5%	11.1%
Provision for credit losses as a % of net average loans	0.51%	0.58%	0.87%	0.63%	1.04%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.30	$1.31	$1.01	$4.05	$2.36
Diluted earnings	1.29	1.30	1.01	4.03	2.35
Dividends	0.61	0.61	0.61	1.83	1.83
Book value	43.41	40.35	40.54	43.41	40.54
Closing share price	73.16	75.50	63.11	73.16	63.11
Shares outstanding (millions)
Average basic	870.2	863.8	851.5	864.4	844.3
Average diluted	875.1	869.4	855.4	869.6	846.5
End of period	874.1	868.2	854.1	874.1	854.1
Market capitalization (billions of Canadian dollars)	$63.9	$65.6	$53.9	$63.9	$53.9
Dividend yield	3.4%	3.5%	4.4%	3.5%	5.1%
Dividend payout ratio	47.2%	46.8%	60.1%	45.2%	78.0%
Price to earnings ratio	14.2	15.5	17.7	14.2	17.7
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.44	$1.37	$1.47	$4.42	$3.90
Diluted earnings	1.43	1.36	1.47	4.40	3.88
Dividend payout ratio	42.4%	44.5%	41.4%	41.4%	47.2%
Price to earnings ratio	12.5	12.8	13.5	12.5	13.5
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag.

3	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
4	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $603 billion in assets on July 31, 2010. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Net interest income	$2,921	$2,790	$2,833	$8,560	$8,501
Non-interest income	1,823	1,977	1,834	5,988	4,641
Total revenue	4,744	4,767	4,667	14,548	13,142
Provision for credit losses	339	365	557	1,221	1,959
Non-interest expenses	2,966	2,953	3,045	8,900	9,116
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,439	1,449	1,065	4,427	2,067
Provision for income taxes	310	308	209	888	109
Non-controlling interests in subsidiaries, net of income taxes	26	26	28	79	84
Equity in net income of an associated company,
net of income taxes	74	61	84	190	236
Net income - reported	1,177	1,176	912	3,650	2,110
Preferred dividends	49	48	49	146	119
Net income available to common
shareholders - reported	$1,128	$1,128	$863	$3,504	$1,991
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Net interest income	$2,921	$2,790	$2,833	$8,560	$8,501
Non-interest income2	1,861	1,948	1,976	5,971	5,310
Total revenue	4,782	4,738	4,809	14,531	13,811
Provision for credit losses3	339	425	492	1,281	1,704
Non-interest expenses4	2,811	2,804	2,723	8,376	8,209
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,632	1,509	1,594	4,874	3,898
Provision for income taxes5	392	332	367	1,072	692
Non-controlling interests in subsidiaries, net of income taxes	26	26	28	79	84
Equity in net income of an associated company,
net of income taxes6	90	83	104	245	287
Net income - adjusted	1,304	1,234	1,303	3,968	3,409
Preferred dividends	49	48	49	146	119
Net income available to common shareholders - adjusted	1,255	1,186	1,254	3,822	3,290
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(117)	(123)	(122)	(352)	(376)
Increase (decrease) in fair value of derivatives hedging the
reclassified available-for-sale debt securities portfolio8	(14)	23	(43)	13	(377)
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions9	(5)	-	(70)	(51)	(187)
Increase (decrease) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses10	9	(2)	(75)	-	(107)
Recovery of income taxes due to changes
in statutory income tax rates11	-	-	-	11	-
Release of insurance claims12	-	-	-	17	-
General allowance release (increase) in Canadian Personal and
Commercial Banking and Wholesale Banking13	-	44	(46)	44	(178)
Settlement of TD Banknorth shareholder litigation14	-	-	-	-	(39)
FDIC special assessment charge15	-	-	(35)	-	(35)
Total adjustments for items of note	(127)	(58)	(391)	(318)	(1,299)
Net income available to common
shareholders - reported	$1,128	$1,128	$863	$3,504	$1,991
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
Adjusted non-interest income excludes the following items of note: third quarter 2010 - $15 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; third quarter 2009 - $118 million loss due to change in fair value of CDS hedging the corporate loan book; $24 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; third quarter 2009 - $65 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.

4
Adjusted non-interest expenses excludes the following items of note: third quarter 2010 - $147 million amortization of intangibles, as explained in footnote 6; $8 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; second quarter 2010 - $149 million amortization of intangibles; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions; third quarter 2009 - $158 million amortization of intangibles; $109 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions; $55 million FDIC special assessment charge, as explained in footnote 14; second quarter 2009 - $171 million amortization of intangibles; $77 million integration and restructuring charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; first quarter 2009 - $173 million amortization of intangibles; $106 million integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

5
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

6
Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2010 - $16 million amortization of intangibles, as explained in footnote 6; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles; third quarter 2009 - $20 million amortization of intangibles; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

8
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 7

9
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S. Personal and Commercial Banking has elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three months ended July 31, 2010, the integration charges were driven by the FDIC-assisted acquisitions and there were no restructuring charges recorded.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
12
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta. The provision for the case in the Atlantic provinces remains as the ultimate outcome is not yet determinable.

13
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

14
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

15	On May 22, 2009, the Federal Deposit Insurance Corporation (FDIC), in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20092	July 31, 2010	July 31, 20092
Diluted - reported	$1.29	$1.30	$1.01	$4.03	$2.35
Items of note affecting income (as above)	0.14	0.06	0.46	0.37	1.53
Diluted - adjusted	$1.43	$1.36	$1.47	$4.40	$3.88
Basic - reported	$1.30	$1.31	$1.01	$4.05	$2.36
1
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Amortization of Intangibles, Net of Income Taxes1
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Canada Trust	$40	$41	$40	$118	$119
TD Bank, N.A.	49	50	60	151	200
TD Ameritrade (included in equity in
net income of an associated company)	16	22	20	55	51
Other	12	10	2	28	6
Total	$117	$123	$122	$352	$376
1	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 8

The following table reconciles between the Bank’s economic profit, ROIC, and net income available to common shareholders - adjusted. Adjusted results, items of note, and related terms are discussed in the “How the Bank Reports” section.

Reconciliation of Net Income Available to Common Shareholders - Adjusted, Economic Profit, and Return on Invested Capital
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Average common equity	$36,564	$35,530	$35,388	$35,898	$35,467
Average cumulative goodwill/intangible assets amortized,
net of income taxes	4,994	4,893	4,598	4,893	4,489
Average invested capital	$41,558	$40,423	$39,986	$40,791	$39,956
Rate charged for invested capital	10.0%	10.0%	10.0%	10.0%	10.0%
Charge for invested capital	$1,047	$986	$1,008	$3,051	$2,988
Net income available to common shareholders - reported	$1,128	$1,128	$863	$3,504	$1,991
Items of note impacting income, net of income taxes	127	58	391	318	1,299
Net income available to common
shareholders - adjusted	$1,255	$1,186	$1,254	$3,822	$3,290
Economic profit	$208	$200	$246	$771	$302
Return on invested capital	12.0%	12.0%	12.4%	12.5%	11.0%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Significant Events in 2010

Acquisition of The South Financial Group, Inc.
On May 17, 2010, the Bank announced that it had signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $131 million. The transaction is subject to approval by the shareholders of South Financial and certain remaining regulatory authorities. The Federal Reserve Board of Governors approved the transaction on July 22, 2010. The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.
As at March 31, 2010, South Financial had total assets of US$12.4 billion and total deposits of US$9.8 billion. The transaction is expected to be slightly accretive to the Bank’s earnings in fiscal 2011 and have an impact of 40 - 50 basis points (bps) on Tier 1 capital after taking into account the Q3 2010 issuance by the Bank of approximately $250 million worth of common shares in Canada.

U.S. Legislative Developments
Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the United States. On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Act will affect every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released.
    Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the expectations regarding the impact of Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this report.
The Bank continues to monitor closely these and other legislative developments and analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2010 against the financial performance indicators included in the 2009 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the nine months ended July 31, 2010 increased 13% from the same period last year, reflecting stronger earnings performance across most segments. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term.

•	Adjusted return on risk-weighted assets (RWA) for the first nine months of 2010 was 2.7% compared with 2.2% in the same period in 2009.
•	For the twelve months ended July 31, 2010, the total shareholder return was 20.2% which was above the Canadian peer average of 14.9%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the three and nine months ended July 31, 2010, compared with the corresponding periods of 2009, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2010 vs.	July 31, 2010 vs.
	July 31, 2009	July 31, 2009
U.S. Personal and Commercial Banking
Decreased total revenue - adjusted	$106	$543
Decreased non-interest expenses - adjusted	62	316
Decreased net income - adjusted, after tax	25	115
Decreased net income - reported, after tax	24	107

TD Ameritrade
Decreased share of earnings, after tax	$12	$39
Decrease in earnings per share - adjusted	$0.04	$0.18
Decrease in earnings per share - reported	$0.04	$0.17

Economic Summary and Outlook
After recovering rapidly in the second half of 2009 and first quarter of 2010, the Canadian economy has since gone through a maturation phase. Consumer spending, the primary driving force behind the red hot real GDP growth figures recorded in the past nine months, has recently begun to slow likely owing to the record build-up in household debt that is causing Canadians to retrench their spending habits. The housing market, which provided a balance sheet boost and supported strong household spending over the past year, is now facing outright contractions in existing home sales and prices, along with homebuilding. This is mainly due to the frontloading of home purchases and construction that occurred in 2009 and early 2010, as Canadians were taking advantage of record low interest rates which, along with some other transitory factors, dragged demand forward and caused housing activity to surge. Therefore, after contributing early and often to the overall economic recovery, the housing market will act as a drag on economic growth through 2011. On the flipside, other key sectors, which have thus far lagged the recovery, are expected to offset the slowdown in consumer spending to ensure a stable and positive path for real GDP growth. Namely, business investment and exports are expected to bolster economic growth in the coming quarters. All said, TD Economics expects real GDP growth of 3.5% in 2010 and 2.5% growth in 2011. In this context, the Bank of Canada is expected to continue gradually raising its key interest rate over the next year and half. The Canadian economy, and employment in particular, yet sits in a relatively enviable position among its advanced economies counterparts, but its outperformance will wane as its recovery matures in the second half of this year.

Net Income
Quarterly comparison - Q3 2010 vs. Q3 2009
Reported net income for the quarter was $1,177 million, an increase of $265 million, or 29%, compared with the third quarter last year. Adjusted net income for the quarter was $1,304 million, an increase of $1 million. The increase in adjusted net income was due to higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by lower earnings in Wholesale Banking and a higher net loss in the Corporate segment. Canadian Personal and Commercial Banking net income increased primarily due to strong volume growth in real estate secured lending, business deposits, and insurance combined with improved credit conditions. U.S. Personal and Commercial Banking net income increased due to higher volume growth and lower provision for credit losses, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management net income increased primarily due to increased revenue related to higher client assets, and improved net interest margin, partially offset by lower earnings in TD Ameritrade as a result of the translation effect of a stronger Canadian dollar. Wholesale Banking net income decreased due to lower fixed income, credit, and currency trading, partially offset by improved equity trading and investment portfolio results. The Corporate segment reported a higher net loss primarily attributable to unfavourable tax-related items and losses associated with hedging and treasury activities, partially offset by lower net corporate expenses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 10

Quarterly comparison - Q3 2010 vs. Q2 2010
Reported net income for the quarter increased $1 million compared with the prior quarter. Adjusted net income for the quarter increased $70 million, or 6%, compared with the prior quarter. Higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments were partially offset by lower earnings from Wholesale Banking, and a higher net loss from the Corporate segment. Canadian Personal and Commercial Banking net income increased largely due to lower provision for credit losses, higher volume growth, and more calendar days in the current quarter. U.S. Personal and Commercial Banking net income increased primarily due to strong revenue growth and lower provision for credit losses. Wealth Management net income increased primarily due to higher margins and higher earnings in TD Ameritrade, partially offset by lower trade volumes and lower commissions per trade in the Canadian online brokerage business. Wholesale Banking net income decreased primarily due to increased uncertainty in global markets resulting in reduced trading flows and reduced new issuance activity. The higher Corporate segment net loss this quarter was primarily attributable to an unfavourable tax-related item and securitization losses, partially offset by net income from other treasury activities and lower net corporate expenses.

Year-to-date comparison - Q3 2010 vs. Q3 2009
On a year-to-date basis, reported net income was $3,650 million, an increase of $1,540 million, or 73%, compared with the same period last year. Year-to-date adjusted net income was $3,968 million, an increase of $559 million, or 16%, compared with the same period last year. The increase in adjusted net income was driven by higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wealth Management, and Wholesale Banking segments, partially offset by a higher net loss in the Corporate segment. Canadian Personal and Commercial Banking net income increased due to strong volume growth across most banking products and lower provision for credit losses. U.S. Personal and Commercial Banking net income increased primarily due to higher volume growth, improved product spreads, and improved credit quality, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management delivered higher earnings due to higher fees from increased average client assets and increased net interest margin, partially offset by the translation effect of a stronger Canadian dollar. Wholesale Banking net income increased due to lower provision for credit losses, losses from divestitures and write-downs in the investment portfolio last year, partially offset by a recovery from a cancelled loan commitment in the same period last year and lower trading revenue. Corporate segment’s net loss increased primarily due to securitization losses and higher net corporate expenses.

Net Interest Income
Quarterly comparison - Q3 2010 vs. Q3 2009
Net interest income for the quarter was $2,921 million, an increase of $88 million, or 3%, compared with the third quarter last year. The increase was driven by the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by Wholesale Banking. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth in real estate secured lending and business deposits, partially offset by a 4 basis points (bps) decrease in margin on average earning assets to 2.92% compared with the same quarter last year. U.S. Personal and Commercial Banking net interest income increased as volume growth and higher margins on loans and deposits more than offset the impact of lower prepayment speed on loans and securities and the impact of the translation effect of a stronger Canadian dollar. Wealth Management net interest income increased primarily due to higher client margin loans and deposit balances combined with improved net interest margin. Wholesale Banking net interest income decreased due to lower non-trading-related net interest income.

Quarterly comparison - Q3 2010 vs. Q2 2010
Net interest income for the quarter increased $131 million, or 5%, compared with the prior quarter. The higher net interest income was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking net interest income increased primarily due to strong volume growth in real estate secured lending and personal deposits, and more calendar days in the current quarter. U.S. Personal and Commercial Banking net interest income increased primarily due to higher product volumes. Wealth Management net interest income increased due to higher net interest margins. Wholesale Banking net interest income decreased primarily due to lower non-trading-related income.

Year-to-date comparison - Q3 2010 vs. Q3 2009
On a year-to-date basis, net interest income of $8,560 million increased $59 million, compared with the same period last year. The increase was driven primarily by the Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to strong volume growth in real estate secured lending and in personal and business deposits combined with a 1 bp increase in margin on average earning assets to 2.92%. Wealth Management net interest income increased primarily due to higher interest revenue from improved margins. Wholesale Banking net interest income decreased primarily due to lower trading-related income. U.S. Personal and Commercial Banking net interest income decreased due to the lower prepayment speed on loans and the translation effect of a stronger Canadian dollar which more than offset improved product spreads and overall deposit and loan growth.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 11

Non-Interest Income
Quarterly comparison - Q3 2010 vs. Q3 2009
Reported non-interest income for the quarter was $1,823 million, a decrease of $11 million, compared with the third quarter last year. Adjusted non-interest income for the quarter was $1,861 million, a decrease of $115 million, or 6%, compared with the third quarter last year. The decrease was driven primarily by a decrease in the Wholesale Banking segment, partially offset by increases in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking, and Wealth Management segments. Wholesale Banking non-interest income decreased primarily due to lower trading revenue. U.S. Personal and Commercial Banking non-interest income increased primarily due to strong retail fee growth as a result of a new pricing structure implemented as part of the Commerce integration and the Riverside acquisition. Canadian Personal and Commercial Banking non-interest income increased primarily due to strong volume growth in the fee based businesses. Wealth Management non-interest income increased due to strong fee based revenue growth as a result of higher asset levels in advice-based and asset management businesses, partially offset by reduced trading volumes in the online brokerage business combined with lower commissions per trade in Canada.

Quarterly comparison - Q3 2010 vs. Q2 2010
Reported non-interest income for the quarter decreased $154 million, or 8%, compared with the prior quarter. Adjusted non-interest income decreased $87 million, or 4%, compared with the prior quarter. The decrease in adjusted non-interest income was due to decreases in the Wholesale Banking and Wealth Management segments, partially offset by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking non-interest income decreased primarily due to reduced trading revenue. Wealth Management non-interest income decreased due to lower trade volumes and commissions per trade in the Canadian online brokerage business, and lower fee based revenue in the advice-based businesses. Canadian Personal and Commercial Banking non-interest income increased primarily due to strong volume growth in the fee based businesses. U.S. Personal and Commercial Banking non-interest income increased primarily due to higher product volumes, partially offset by the translation effect of a stronger Canadian dollar.

Year-to-date comparison - Q3 2010 vs. Q3 2009
On a year-to-date basis, reported non-interest income was $5,988 million, an increase of $1,347 million, or 29%, compared with the same period last year. Year-to-date adjusted non-interest income was $5,971 million, an increase of $661 million, or 12%, compared with the same period last year. The increase in adjusted non-interest income was due to increases in the Wholesale Banking, Wealth Management, Canadian Personal and Commercial Banking, and U.S. Personal and Commercial Banking segments. The increase in Wholesale Banking non-interest income was primarily due to significant security losses in the investment portfolio last year. Wealth Management non-interest income increased due to increased fee based revenue from higher average client assets in the asset management and advice-based businesses and the inclusion of U.K. acquisitions, partially offset by declining commissions per trade in the online brokerage business. Canadian Personal and Commercial Banking non-interest income increased primarily due to strong volume growth in the fee based businesses. U.S. Personal and Commercial Banking increased due to higher fee based revenue, partially offset by the translation effect of a stronger Canadian dollar.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 12

Provision for Credit Losses
Quarterly comparison - Q3 2010 vs. Q3 2009
During the quarter, the Bank recorded total PCL of $339 million, a decrease of $218 million, or 39%, compared with the third quarter last year. The decrease was due to lower provisions in the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments. On an adjusted basis, PCL declined by $153 million, or 31%. The general allowance related to the Canadian Personal and Commercial Banking and Wholesale Banking segments remained unchanged at July 31, 2010 relative to April 30, 2010.

Quarterly comparison - Q3 2010 vs. Q2 2010
PCL for the third quarter decreased by $26 million, or 7%, compared with the prior quarter. The reduction was primarily due to lower provisions in the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments, partially offset by the impact of a $60 million general allowance release in the Canadian Personal and Commercial Banking and Wholesale Banking segments last quarter. On an adjusted basis, PCL declined by $86 million, or 20%.

Year-to-date comparison - Q3 2010 vs. Q3 2009
On a year-to-date basis, PCL was $1,221 million, a decrease of $738 million, or 38%. The reduction was due to lower provisions in the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments. On an adjusted basis, PCL was $1,281 million, a decrease of $423 million, or 25%.

Provision for Credit Losses
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Provision for credit losses - specific
Provision for credit losses (net of reversals)2	$380	$519	$442	$1,389	$1,274
Recoveries	(35)	(37)	(28)	(105)	(77)
	345	482	414	1,284	1,197
Provision for credit losses - general2
Canadian Personal and Commercial Banking and
Wholesale Banking3	-	(60)	65	(60)	255
TD Financing Services Inc. (formerly VFC Inc.)3	-	-	22	-	65
U.S. Personal and Commercial Banking	(7)	(59)	56	(10)	442
Other	1	2	-	7	-
	(6)	(117)	143	(63)	762
Total	$339	$365	$557	$1,221	$1,959
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
Includes net new specific PCL of $27 million (Q2 2010 - $68 million; Q1 2010 - $14 million; Q3 2009 - nil; Q2 2009 - nil; Q1 2009 - nil) and general PCL of $(28) million (Q2 2010 - $(60) million; Q1 2010 - $(4) million; Q3 2009 - nil  Q2 2009 - $116 million; Q1 2009 - $93 million) related to debt securities classified as loans.

3
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “Canadian Personal and Commercial Banking and Wholesale Banking.”

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison - Q3 2010 vs. Q3 2009
Reported non-interest expenses for the quarter were $2,966 million, a decrease of $79 million, or 3%, compared with the third quarter last year. Adjusted non-interest expenses were $2,811 million, an increase of $88 million, or 3%, compared with the third quarter last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation and project related costs. U.S. Personal and Commercial Banking expenses increased due to new store expenses, compensation, and other operating expenses associated with Riverside National Bank, Regulation E implementation costs, investments in infrastructure, and advertising campaigns, partially offset by Commerce integration synergies and the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher variable compensation and trailer fees driven by increased revenue from higher asset values and higher investment to support business growth, partially offset by the reduced staffing levels in U.S. wealth management businesses.
The Bank’s reported efficiency ratio improved to 62.5%, compared with 65.2% in the third quarter last year. The Bank’s adjusted efficiency ratio worsened to 58.8%, compared with 56.6% in the third quarter last year.

Quarterly comparison - Q3 2010 vs. Q2 2010
Reported non-interest expenses increased $13 million compared with the prior quarter. Adjusted non-interest expenses increased $7 million compared with the prior quarter. The increase in adjusted non-interest expenses was driven by higher expenses in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, partially offset by decreases in the Wholesale Banking segment. U.S. Personal and Commercial Banking expenses increased due to the Riverside acquisition, costs associated with the implementation of Regulation E, and investments in infrastructure and new stores, partially offset by lower credit costs. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation. Wholesale Banking expenses decreased due to lower variable compensation resulting from decreased trading revenue.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 13

The reported efficiency ratio worsened to 62.5%, compared with 61.9% in the prior quarter. The adjusted efficiency ratio improved to 58.8%, compared with 59.2%.

Year-to-date comparison - Q3 2010 vs. Q3 2009
On a year-to-date basis, reported non-interest expenses were $8,900 million, a decrease of $216 million, or 2%, compared with the same period last year. Adjusted non-interest expenses were $8,376 million, an increase of $168 million, or 2%, compared with the same period last year. The increase in adjusted non-interest expenses was primarily driven by growth in most segments, partially offset by a decrease in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation and project related expenditures. Wealth Management expenses increased due to higher variable compensation, higher trailer fees, and higher investment to support business growth, partially offset by reduced expenses in the U.S. wealth management businesses. U.S. Personal and Commercial Banking expenses decreased due to the translation effect of the stronger Canadian dollar, partially offset by new store expenses, increased FDIC premiums, higher levels of asset recovery and security related expenses.
The reported efficiency ratio improved to 61.2%, compared with 69.4% in the same period last year. The adjusted efficiency ratio improved to 57.6%, compared with 59.4%.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 21.5% for the third quarter, compared with 19.6% in the same quarter last year and 21.3% in the prior quarter. On a year-to-date basis, the Bank’s effective tax rate was 20.1%, compared with 5.3% in the same period last year. The year over year increase was primarily due to a decrease in tax exempt income relative to income earned in Canada and other jurisdictions subject to higher tax rates.

Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31, 2010		Apr. 30, 2010		July 31, 20091		July 31, 2010		July 31, 20091
Income taxes at Canadian statutory income
tax rate	$439	30.5%	$442	30.5%	$338	31.7%	$1,349	30.5%	$656	31.7%
Increase (decrease) resulting from:
Dividends received	(64)	(4.4)	(77)	(5.3)	(48)	(4.5)	(202)	(4.6)	(265)	(12.8)
Rate differentials on international operations	(87)	(6.1)	(76)	(5.2)	(98)	(9.2)	(273)	(6.2)	(359)	(17.3)
Other - net	22	1.5	19	1.3	17	1.6	14	0.4	77	3.7
Provision for income taxes and effective
income tax rate - reported	$310	21.5%	$308	21.3%	$209	19.6%	$888	20.1%	$109	5.3%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

The Bank’s adjusted effective tax rate was 24.0% for the quarter, compared with 23.0% in the same quarter last year and 22.0% in the prior quarter.
On a year-to-date basis, the Bank’s adjusted effective tax rate was 22.0%, compared with 17.8% in the same period last year. The increase this period was mainly due to higher net income before tax, a proportionate decrease in tax exempt income relative to income earned in Canada and other jurisdictions subject to higher tax rates.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 14

Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes1
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20092	July 31, 2010	July 31, 20092
Provision for income taxes - reported	$310	$308	$209	$888	$109
Adjustments for items of note: Recovery of
(provision for) income taxes3
Amortization of intangibles	46	48	56	148	177
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio	39	(11)	(19)	20	126
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	3	-	39	28	105
Fair value of credit default swaps hedging the corporate
loan book, net of provision for credit losses	(6)	3	43	1	59
Income taxes due to changes in statutory income tax rates	-	-	-	11	-
Insurance claims	-	-	-	(8)	-
General allowance increase (release) in Canadian Personal
and Commercial Banking and Wholesale Banking	-	(16)	19	(16)	77
Settlement of TD Banknorth shareholder litigation	-	-	-	-	19
FDIC special assessment charge	-	-	20	-	20
Total adjustments for items of note	82	24	158	184	583
Provision for income taxes - adjusted	$392	$332	$367	$1,072	$692
Effective income tax rate - adjusted4	24.0%	22.0%	23.0%	22.0%	17.8%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this MD&A.
2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

3	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
4	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report, and Note 34 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $92 million, compared with $62 million in the third quarter last year, and $110 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $298 million, compared with $350 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 15

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Net interest income	$1,819	$1,717	$1,650	$5,280	$4,680
Non-interest income	827	801	797	2,423	2,335
Total revenue	2,646	2,518	2,447	7,703	7,015
Provision for credit losses	236	256	290	807	842
Non-interest expenses	1,222	1,187	1,170	3,603	3,499
Net income	841	761	677	2,322	1,850
Selected volumes and ratios
Return on invested capital	35.5%	33.7%	30.5%	33.5%	28.5%
Margin on average earning assets (including securitized assets)	2.92%	2.92%	2.96%	2.92%	2.91%
Efficiency ratio	46.2%	47.1%	47.8%	46.8%	49.9%
Number of Canadian retail stores	1,116	1,115	1,113	1,116	1,113
Average number of full-time equivalent staff	34,573	33,726	32,746	33,860	32,606

Quarterly comparison - Q3 2010 vs. Q3 2009
Canadian Personal and Commercial Banking net income for the quarter was $841 million, an increase of $164 million, or 24%, compared with the third quarter last year. The annualized return on invested capital for the quarter was 35.5%, compared with 30.5% in the third quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,646 million, an increase of $199 million, or 8%, compared with the third quarter last year primarily due to strong volume growth, primarily in real estate secured lending, business deposits, and insurance. Compared with the third quarter last year, real estate secured lending volume, including securitized assets, increased $20 billion, or 12%, while consumer loan volume increased $3.9 billion, or 13%. Business loans and acceptances volume increased $1.5 billion, or 5%. Personal deposit volume increased $5.3 billion, or 4%, while business deposit volume increased $6.9 billion, or 14%. Gross originated insurance premiums increased $98 million, or 12%, compared to the third quarter last year. Margin on average earning assets decreased by 4 bps to 2.92% compared with the third quarter last year as higher margins in real estate secured lending were offset by margin compression in deposits.
   PCL for the quarter was $236 million, a decrease of $54 million, or 19%, compared with the third quarter last year. Personal banking PCL was $222 million, a decrease of $46 million, or 17%, mainly due to better credit conditions resulting from an improving economic and employment environment. Business banking PCL was $14 million, a decrease of $8 million, or 36%. Annualized PCL as a percentage of credit volume was 0.37%, a decrease of 14 bps, compared with the third quarter last year. Net impaired loans, including the U.S. credit card business, were $525 million, a decrease of $9 million, or 2%, over the third quarter last year. Net impaired loans in Commercial Banking remain at relatively low levels largely due to active management. Net impaired loans as a percentage of total loans were 0.82%, compared with 0.92% as at July 31, 2009.
Non-interest expenses for the quarter were $1,222 million, an increase of $52 million, or 4%, compared with the third quarter last year, primarily due to higher employee compensation and project-related costs.
The average full-time equivalent (FTE) staffing levels increased by 1,827, or 6%, compared with the third quarter last year reflecting continued investment in our businesses. The efficiency ratio for the quarter improved to 46.2%, compared with 47.8% in the third quarter last year.

Quarterly comparison - Q3 2010 vs. Q2 2010
Canadian Personal and Commercial Banking net income for the quarter increased $80 million, or 11%, compared with the prior quarter. The annualized return on invested capital for the quarter was 35.5%, compared with 33.7% in the prior quarter.
Revenue for the quarter increased $128 million, or 5%, compared with the prior quarter mainly due to strong volume in real estate secured lending and personal deposits, and more calendar days in the current quarter. Margin on average earning assets was 2.92%, consistent with last quarter. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $4.6 billion, or 3%, consumer loan volume increased $1.2 billion, or 4%, while business loans and acceptances increased $0.4 billion, or 1%. Personal deposit volume increased $3.4 billion, or 3%, while business deposit volume increased $2.1 billion, or 4%. Gross originated insurance premiums increased $108 million, or 14%.
PCL for the quarter decreased $20 million, or 8%. Personal banking PCL decreased $8 million, or 4% and business banking PCL decreased $12 million, or 47%. Net impaired loans increased $20 million, or 4%, compared to the prior quarter largely from lower provisions. Net impaired loans as a percentage of total loans were 0.82%, compared with 0.81% as at April 30, 2010.
Non-interest expenses for the quarter increased $35 million, or 3%, compared with the prior quarter due to higher employee compensation.
The average FTE staffing levels increased by 847, or 3%. The efficiency ratio for the current quarter improved to 46.2%, compared with 47.1% in the prior quarter.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Canadian Personal and Commercial Banking net income for the nine months ended July 31, 2010 was $2,322 million, an increase of $472 million, or 26%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 33.5%, compared with 28.5% for the same period last year.
Revenue on a year-to-date basis was $7,703 million, an increase of $688 million, or 10%, compared with the same period last year, mainly due to strong volume growth across most banking products. The margin on average earning assets on a year-to-date basis increased by one basis point to 2.92% compared with the same period last year due to higher margins in real estate secured lending, partially offset by margin compression in deposits due to the increasing interest rate environment. Volume growth was primarily in real estate secured lending, and in personal and business deposits. Real estate secured lending volume, including securitized assets, increased $24.6 billion, or 13%, while consumer loan volume increased $3.9 billion, or 14%. Business loans and acceptances volume increased $1.4 billion, or 5%. Personal deposit volume increased $4.9 billion, or 4%, while business deposit volume increased $6.7 billion, or 14%. Gross originated insurance premiums increased $238 million, or 11%.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 16

PCL on a year-to-date basis was $807 million, a decrease of $35 million, or 4%, compared with the same period last year. Personal banking PCL was $729 million, a decrease of $44 million, and business banking PCL was $78 million, an increase of $9 million, or 14%. Net impaired loans decreased $9 million, or 2%, compared with the same period last year.
On a year-to-date basis, non-interest expenses were $3,603 million, an increase of $104 million, or 3%, compared with the same period last year, primarily due to higher employee compensation, project related expenditures, and non-credit losses, partially offset by lower litigation costs and capital taxes.
The average FTE staffing levels on a year-to-date basis increased by 1,254, or 4%, compared with the same period last year. The efficiency ratio on a year-to-date basis improved to 46.8%, compared with 49.9% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, we expect earnings growth to moderate going forward into 2011. We also expect revenue growth to moderate as volume growth is expected to be lower across most products and a competitive pricing environment will continue to put margins under pressure. Credit losses on personal loans are expected to remain stable for the balance of the year. Strong underlying business growth combined with improving product margins will provide momentum in the insurance business through the balance of this year and into next year, however revenue remains somewhat vulnerable to rising claims costs. Expenses will continue to be managed prudently while continuing to focus on appropriate ongoing investments in our business and maintaining positive operating leverage.

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Net interest income	$93	$80	$65	$239	$203
Non-interest income	523	532	497	1,579	1,415
Total revenue	616	612	562	1,818	1,618
Non-interest expenses	447	452	424	1,345	1,257
Net income
Global Wealth	117	111	95	329	248
TD Ameritrade	62	56	68	161	193
Total	179	167	163	490	441
Selected volumes and ratios - Global Wealth
Assets under administration (billions of Canadian dollars)	211	214	188	211	188
Assets under management (billions of Canadian dollars)	174	175	164	174	164
Return on invested capital	16.2%	15.5%	13.7%	14.8%	12.5%
Efficiency ratio	72.6%	73.9%	75.4%	74.0%	77.7%
Average number of full-time equivalent staff	7,027	7,112	6,893	7,057	6,896

Quarterly comparison - Q3 2010 vs. Q3 2009
Wealth Management net income for the quarter was $179 million, an increase of $16 million, or 10%, compared with the third quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $117 million, an increase of $22 million, or 23%, compared with the third quarter last year, largely driven by increased fee revenue from higher client assets and increased net interest margin. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $62 million, a decrease of $6 million, or 9%, compared with the third quarter last year. The decrease was due to the translation effect of a stronger Canadian dollar, partially offset by higher earnings at TD Ameritrade. For its third quarter ended June 30, 2010, TD Ameritrade reported net income of US$179 million, an increase of US$8 million, or 5%, compared with the third quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 16.2%, compared with 13.7% in the third quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management. Revenue for the quarter was $616 million, an increase of $54 million, or 10%, compared to the third quarter last year. The increase was primarily due to higher assets under administration and assets under management which drove strong fee based revenue growth in the advice-based and asset management businesses, the inclusion of U.K. acquisitions, and higher client margin loans and deposit balances combined with improved net interest margin. This increase was partially offset by reduced trading volumes in the online brokerage business combined with lower commissions per trade in Canada as active traders accounted for a higher proportion of trading volumes.
Non-interest expenses for the quarter were $447 million, an increase of $23 million, or 5%, compared with the third quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher asset values in the advice-based and asset management businesses, higher investment to support business growth, and the inclusion of U.K. acquisitions. This increase was partially offset by reduced staffing levels in the U.S. wealth management businesses resulting from the winding down of the financial advisory business.
The average FTE staffing levels increased by 134, or 2%, compared with the third quarter last year, primarily due to additional FTE staff related to the U.K. acquisitions, growth in client-facing FTE staff, and growth in support FTE for infrastructure, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 72.6%, compared with 75.4% in the third quarter last year.
Assets under administration of $211 billion as at July 31, 2010, increased by $23 billion, or 12%, from July 31, 2009. Assets under management of $174 billion as at July 31 2010 increased by $10 billion, or 6%, from July 31, 2009. These increases were driven by market appreciation and net new client assets.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 17

Quarterly comparison - Q3 2010 vs. Q2 2010
Wealth Management net income for the quarter increased by $12 million, or 7%, compared with the prior quarter. Global Wealth net income increased by $6 million, or 5%, compared with the prior quarter mainly due to the increase in net interest margin, partially offset by lower trade volumes and commissions per trade in the Canadian online brokerage business. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $6 million, or 11%, compared with the prior quarter due to higher earnings at TD Ameritrade. For its third quarter ended June 30, 2010, TD Ameritrade reported net income increased US$16 million, or 10%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 16.2%, compared with 15.5% in the prior quarter.
Revenue for the quarter increased $4 million compared with the prior quarter, primarily due to increased revenue from higher margin loans and deposit balances and improved net interest margin. This increase was partially offset by lower trade volumes and commissions per trade in the Canadian online brokerage business and lower fee based revenue in advice-based businesses.
Non-interest expenses decreased $5 million compared to the prior quarter, due to lower volume related costs and reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels decreased by 85 compared with the prior quarter, reflecting reduced business volumes and reduction of staff in the U.S. wealth management businesses, partially offset by increased client-facing FTE staff and additional FTE staff required to support investments. The efficiency ratio for the current quarter improved to 72.6%, compared with 73.9% in the prior quarter.
Assets under administration as at July 31, 2010 decreased $3 billion from April 30, 2010. Assets under management as at July 31, 2010 decreased $1 billion from April 30, 2010. The decrease in the assets was due to the negative market impact on asset values, partially offset by an increase in net new client assets.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Wealth Management net income for the nine months ended July 31, 2010 was $490 million, an increase of $49 million, or 11%, compared with the same period last year. Global Wealth net income was $329 million, an increase of $81 million, or 33%, compared with the same period last year, mainly due to higher fees from increased average client assets and increased net interest margin. The Bank’s reported investment in TD Ameritrade generated $161 million of net income, a decrease of $32 million, or 17%, compared with the same period last year. The decrease was driven by the translation effect of a stronger Canadian dollar and slightly lower earnings in TD Ameritrade. For its nine months ended June 30, 2010, TD Ameritrade reported net income was US$478 million, a decrease of US$9 million, or 2%, compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 14.8%, compared with 12.5% in the same period last year.
Revenue on a year-to-date basis was $1,818 million, an increase of $200 million, or 12%, compared with the same period last year. The increase was primarily due to increased fee based revenue from higher average client assets in the advice-based and asset management businesses, higher interest revenue from improved margins in the Canadian businesses, increased trading volumes, and the inclusion of U.K. acquisitions. These increases were partially offset by a decline in commissions per trade in the online brokerage business as a result of higher trading frequency by active traders.
On a year-to-date basis, non-interest expenses were $1,345 million, an increase of $88 million, or 7%, compared with the same period last year. This increase was the result of higher variable compensation associated with the increased fee based revenue earned on higher client assets, increased trailer fees related to higher revenue from increased assets under management, the inclusion of U.K. acquisitions, higher investment to support business growth, and higher compensation costs associated with increased FTE staffing levels. These expense increases were partially offset by reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels on a year-to-date basis increased by 161, or 2%, compared with the same period last year, primarily due to additional FTE staff related to the U.K. acquisitions, an increase in Canadian client-facing FTE staff, and higher FTE staff related to business volumes. These increases were partially offset by reduced FTE staff in the U.S. wealth management businesses due to winding down of the financial advisory business. The efficiency ratio on a year-to-date basis improved to 74.0%, compared with 77.7% in the same period last year.

Business Outlook
The outlook for the remainder of the year and into 2011 remains cautiously optimistic and is dependent on a gradual rise in interest rates and stability in equity markets. Investment in the business will continue at its current pace to ensure future growth.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 18

TD AMERITRADE HOLDING CORPORATION
As at July 31, 2010, the Bank’s reported investment in TD Ameritrade was 45.95% (April 30, 2010 - 44.8%; July 31, 2009 - 45.2%) of the issued and outstanding shares of TD Ameritrade.

On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
(millions of U.S. dollars)	As at
	June 30, 2010	Sep. 30, 2009
Assets
Receivables from brokers, dealers, and clearing organizations	$782	$1,778
Receivables from clients, net of allowance for doubtful accounts	7,531	5,712
Other assets	5,619	10,882
Total assets	$13,932	$18,372
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,974	$2,492
Payable to clients	5,896	9,915
Other liabilities	2,230	2,414
Total liabilities	10,100	14,821
Stockholders’ equity	3,832	3,551
Total liabilities and stockholders’ equity	$13,932	$18,372

Condensed Consolidated Statement of Income
(millions of U.S. dollars, except per share amounts)	For the three months ended		For the nine months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Revenues
Net interest revenue	$111	$99	$311	$251
Fee-based and other revenue	581	515	1,641	1,499
Total revenues	692	614	1,952	1,750
Operating expenses
Employee compensation and benefits	156	128	468	366
Other	236	196	716	545
Total operating expenses	392	324	1,184	911
Other expense	11	10	42	34
Pre-tax income	289	280	726	805
Provision for income taxes	110	109	248	318
Net income1	$179	$171	$478	$487
Earnings per share - basic	$0.31	$0.30	$0.81	$0.84
Earning per share - diluted	$0.30	$0.30	$0.80	$0.83
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 19

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	Apr. 30, 2010	July 31, 20091
Net interest income	$909	$879	$873	$874	$856	$771
Non-interest income	314	294	263	302	289	232
Total revenue	1,223	1,173	1,136	1,176	1,145	1,003
Provision for credit losses - loans	132	159	183	127	154	163
Provision for credit losses - debt securities
classified as loans	(1)	9	-	(1)	8	-
Provision for credit losses - total	131	168	183	126	162	163
Non-interest expenses - reported	724	677	783	696	659	691
Non-interest expenses - adjusted	716	677	673	688	659	594
Net income - reported	282	245	172	271	241	151
Net income - adjusted	287	245	242	276	241	213
Selected volumes and ratios
Return on invested capital	6.4%	5.6%	5.0%	6.4%	5.6%	5.0%
Margin on average earning assets (TEB)	3.47%	3.59%	3.40%	3.47%	3.59%	3.40%
Efficiency ratio - reported	59.2%	57.7%	68.9%	59.2%	57.7%	68.9%
Efficiency ratio - adjusted	58.5%	57.7%	59.2%	58.5%	57.7%	59.2%
Number of U.S. retail stores	1,100	1,114	1,023	1,100	1,114	1,023
Average number of full-time equivalent staff	20,181	19,387	19,637	20,181	19,387	19,637

			For the nine months ended
			Canadian dollars		U.S. dollars
			July 31, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Net interest income			$2,617	$2,767	$2,518	$2,312
Non-interest income			923	844	890	705
Total revenue			3,540	3,611	3,408	3,017
Provision for credit losses - loans			483	523	463	439
Provision for credit losses - debt securities classified as loans			17	209	16	170
Provision for credit losses - total			500	732	479	609
Non-interest expenses - reported			2,147	2,407	2,064	2,012
Non-interest expenses - adjusted			2,067	2,116	1,988	1,767
Net income - reported			708	511	684	428
Net income - adjusted			759	698	733	585
Selected volumes and ratios
Return on invested capital			5.7%	4.5%	5.7%	4.5%
Margin on average earning assets (TEB)			3.49%	3.53%	3.49%	3.53%
Efficiency ratio - reported			60.6%	66.7%	60.6%	66.7%
Efficiency ratio - adjusted			58.4%	58.6%	58.4%	58.6%
Number of U.S. retail stores			1,100	1,023	1,100	1,023
Average number of full-time equivalent staff			19,564	19,713	19,564	19,713
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Quarterly comparison - Q3 2010 vs. Q3 2009
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $282 million on a reported basis, an increase of $110 million, or 64%, and $287 million on an adjusted basis, an increase of $45 million, or 19%, compared with the third quarter last year. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $24 million and $25 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 6.4%, compared with 5.0% in the third quarter last year.
In U.S. dollar terms, revenue for the quarter was US$1,176 million, an increase of US$173 million, or 17%, compared with the third quarter last year. The increase was primarily due to broad based growth across all businesses and categories including strong retail fee growth due to a new pricing structure implemented post Commerce integration and the Riverside acquisition. Fees resulting from the combined deposit fee structure are expected to decline in the fourth quarter of the current year as a result of Regulation E. Margin on average earning assets increased by 7 bps to 3.47% compared with the third quarter last year, primarily due to expanded loan margins. Average loans increased US$4.2 billion, or 8%, with average personal loans increasing US$3.2 billion, or 18%, primarily due to a $2.5 billion increase in residential mortgages, and average business loans increasing US$1.0 billion, or 3%. Average deposits increased US$24.6 billion, or 24%, which included a US$17.7 billion increase in TD Ameritrade insured deposit accounts (IDA) (formerly known as money market deposit accounts). Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$6.9 billion, or 9%. Business deposit volumes (excluding government) increased US$3.5 billion, or 14%, government deposit volumes decreased US$1.2 billion, or 9%, and personal deposit volumes increased US$4.6 billion, or 11%.
Total PCL for the quarter was US$126 million, a decrease of US$37 million, or 23%, compared with the third quarter last year. PCL for loans for the quarter was US$127 million, a decrease of US$36 million, or 22%, compared with the third quarter last year. Annualized PCL for loans as a percentage of credit volume was 0.89%, a decrease of 34 bps compared with the third quarter last year. Net impaired loans includes assets originated by U.S. Personal and Commercial Banking, as well as assets acquired under an FDIC loss sharing agreement (“covered assets”) that substantially reduce the risk of credit losses to the Bank. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,046 million, an increase of US$358 million, or 52%, compared with the third quarter last year. The increase was largely due to net new formations resulting from weakness in the commercial real estate market in the U.S. and the impact of the recession. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans were 1.8%, compared with 1.3% as at July 31, 2009. Net impaired debt securities classified as loans were US$966 million at July 31, 2010. Covered impaired loans were US$40 million at July 31, 2010.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 20

Reported non-interest expenses for the quarter were US$696 million, an increase of $5 million, compared with the third quarter last year. On an adjusted basis, non-interest expenses for the quarter were US$688 million, an increase of US$94 million, or 16%, primarily due to new store expenses, compensation, and other operating expenses associated with Riverside National Bank, Regulation E implementation costs, investments in infrastructure, and advertising campaigns, partially offset by Commerce integration synergies.
The average FTE staffing levels increased by 544, or 3%, compared with the third quarter last year. This increase resulted from the acquisitions in Florida and 34 new store openings since the third quarter last year, partially offset by integration efforts and store consolidations. The reported efficiency ratio for the quarter improved to 59.2%, compared with 68.9% in the third quarter last year. The adjusted efficiency ratio for the quarter improved to 58.5%, compared with 59.2% in the prior year.

Quarterly comparison - Q3 2010 vs. Q2 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $37 million, or 15%, on a reported basis and $42 million, or 17%, on an adjusted basis, compared to the prior quarter. The annualized return on invested capital for the quarter was 6.4%, compared with 5.6% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$31 million, or 3%, compared with the prior quarter, primarily due to higher product volumes partially offset by lower prepayment speed on loans and securities. Margin on average earning assets decreased by 12 bps to 3.47% compared with the prior quarter, primarily due lower prepayment speed on loans and securities. Spreads on deposits and loans remained stable. Average loans increased US$2.8 billion, or 5%, compared with the prior quarter with average business loans increasing US$1.5 billion, or 4%, and average personal loans increasing US$1.3 billion, or 7%. Average deposits increased US$4.1 billion, or 3%, compared with the prior quarter, including a US$1.5 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume excluding the impact of the TD Ameritrade IDAs increased US$2.6 billion, or 3%, with 4% growth in business deposit volume (excluding government), 8% decline in government deposits, and 6% growth in personal deposit volume.
Total PCL for the quarter decreased US$36 million, or 22%. PCL for loans decreased US$27 million, or 18%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume was 0.89%, a decrease of 28 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,046 million, an increase of US$46 million, or 5%, compared with the prior quarter. The increase was largely due to new formations and lower levels of charge-offs. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans were 1.8%, in line with the last quarter. Net impaired debt securities classified as loans were US$966 million, and increase of US$264MM, or 38%, compared with the prior quarter. The timing of impairment is dependent on the performance of the underlying collateral. The quarter over quarter increase is in line with management’s expectations. PCL for debt securities classified as loans decreased US$9 million compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$37 million, or 6%, compared with the prior quarter. On an adjusted basis, non-interest expenses for the quarter increased US$29 million, or 4%, due primarily to the Riverside acquisition, costs associated with the implementation of Regulation E, and investments in infrastructure and new stores.
The average FTE staffing levels increased by 794, or 4%, compared with the prior quarter driven primarily by the acquisitions in Florida and investments in new stores. The reported efficiency ratio for the quarter worsened to 59.2%, compared with 57.7% in the prior quarter. The adjusted efficiency ratio for the quarter worsened to 58.5%, compared with 57.7% in the prior quarter.

Year-to-date comparison - Q3 2010 vs. Q3 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the nine months ended July 31, 2010 was $708 million, an increase of $197 million, or 39%, compared with the same period last year. Adjusted net income for the nine months ended July 31, 2010 was $759 million, an increase of $61 million, or 9%. While reported and adjusted net income increased compared with the same period last year, the strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income for the current period by $107 million and $115 million, respectively. In U.S. dollar terms, year-to-date adjusted net income was US$733 million, an increase of US$148 million, or 25%. On a year-to-date basis, the annualized return on invested capital was 5.7%, compared with 4.5% for the same period last year.
In U.S. dollar terms, revenue on a year-to-date basis was US$3,408 million, an increase of US$391 million, or 13%, compared with the same period last year, primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion, improved product spreads, and overall deposit and loan growth, partially offset by lower prepayment speed on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. The margin on average earning assets on a year-to-date basis decreased by 4 bps to 3.49% when compared with the same period last year, due to lower prepayment speed on loans and securities, partially offset by improved product spreads.
Total PCL on a year-to-date basis was US$479 million, a decrease of US$130 million, or 21%, compared with the same period last year. PCL for loans was US$463 million, an increase of US$24 million, or 5%, compared to the same period last year, primarily due to higher levels of charge-offs and reserve increases resulting from the economic recession in the U.S. Annualized PCL for loans as a percentage of credit volume was 1.13%, a decrease of 2 bps compared with the same period last year. PCL for debt securities classified as loans was US$16 million, a decrease of $154 million, or 91%, compared with the same period last year as adequate reserves were established last year.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 21

Reported non-interest expenses on a year-to-date basis were US$2,064 million, an increase of US$52 million, or 3%, compared with the same period last year. On an adjusted basis, excluding the item of note for integration charges related to the Commerce and the FDIC-assisted acquisitions, non-interest expenses were US$1,988 million, an increase of US$221 million, or 13%, largely due to new store expenses, increased FDIC premiums, higher levels of asset recovery and security related expenses.
The average FTE staffing levels on a year-to-date basis decreased by 149, compared with the same period last year. This decrease was due to integration efforts and store consolidations, partially offset by FTE staff increases resulting from 34 new store openings since the third quarter last year and the FDIC-assisted acquisitions in the current period. The reported efficiency ratio on a year-to-date basis improved to 60.6%, compared with 66.7% in the same period last year, whereas, the adjusted efficiency ratio remained relatively flat compared with the same period last year.
On April 16, 2010, TD Bank acquired certain assets and assumed liabilities of three Florida banks in FDIC-assisted transactions. On May 17, 2010, the Bank announced that it had signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $131 million. The transaction is subject to approval by the shareholders of South Financial and certain remaining regulatory authorities.  The Federal Reserve Board of Governors approved the transaction on July 22, 2010.  The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.

Business Outlook
We expect continued volume growth for the remainder of 2010. Organic deposit growth momentum is expected to continue due to maturing stores, while an amendment to Regulation E, or the Electronic Funds Transfer Act, in the U.S. is expected, taking into consideration mitigation strategies, to reduce revenue by approximately US$40-50 million per quarter starting in Q4 2010. The amendment of Regulation E prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft.
For the remainder of the year, the PCL level is expected to improve from current levels. Key drivers of performance for the remainder of 2010 are anticipated to be core deposit and loan growth, credit quality management, and competitive pricing.

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Net interest income (TEB)	$430	$456	$527	$1,399	$1,909
Non-interest income	146	252	349	798	426
Total revenue	576	708	876	2,197	2,335
Provision for credit losses	(16)	10	32	2	157
Non-interest expenses	323	372	326	1,071	1,070
Net income	179	220	327	771	765
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	32	36	32	36
Return on invested capital	22.7%	29.0%	40.2%	32.5%	25.6%
Efficiency ratio - reported	56.1%	52.5%	37.2%	48.7%	45.8%
Average number of full-time equivalent staff	3,291	3,110	3,035	3,165	3,029

Quarterly comparison - Q3 2010 vs. Q3 2009
Wholesale Banking net income for the quarter was $179 million, a decrease of $148 million, or 45%, compared with the third quarter last year. The decrease was due to lower fixed income, credit, and currency trading, partially offset by improved equity trading and investment portfolio results. In the third quarter last year, results were very strong as financial markets staged a dramatic recovery resulting in improved asset values and market liquidity. The difficult operating environment in the current quarter contrasted with very favourable markets in the same quarter last year. Uncertainty in the market and credit concerns caused a decline in risk appetite, which resulted in widening credit spreads and fewer trading opportunities. The annualized return on invested capital for the quarter was 22.7%, compared with 40.2% in the third quarter last year and is reflective of a more normalized rate of return.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $576 million, a decrease of
$300 million, or 34%, compared with the third quarter last year. In the prior year, market conditions were favourable as the recovery of financial markets coupled with an improved competitive position resulted in a rally in credit spreads, improved asset values, increased client flow, and wider bid-offer margins. This resulted in strong, broad-based performance with particularly strong results in fixed income, credit, and currency trading. Underwriting fees also decreased relative to last year when improved capital markets increased client issuance activity. Partially offsetting these decreases were realized gains and distributions in the investment portfolio, compared to net security losses in the third quarter last year.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection net of recoveries of previously recorded provisions. The net recovery for the quarter was $16 million, compared with PCL of $32 million in the third quarter last year. Recoveries in the current quarter of previously recorded provisions were partially offset by the cost of Credit Default Swap (CDS) protection. In the third quarter last year, PCL included a specific allowance of $21 million in addition to CDS protection costs. Net impaired loans were $63 million, a decrease of $70 million, or 53%, over the third quarter last year.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 22

Non-interest expenses for the quarter were $323 million, a decrease of $3 million, or 1%, compared with the third quarter last year, primarily due to lower variable compensation, partially offset by higher operating costs resulting from investment in risk and control infrastructure.

Quarterly comparison - Q3 2010 vs. Q2 2010
Wholesale Banking net income for the quarter decreased $41 million, or 19%, compared with the prior quarter, primarily due to increased uncertainty in global markets resulting in reduced trading flows, reduced issuance activity, and lower equity trading revenue. The annualized return on invested capital for the quarter was 22.7%, compared with 29.0% in the prior quarter.
Revenue for the quarter decreased $132 million, or 19%, compared with the prior quarter, primarily due to reduced trading revenue in the fixed income and credit businesses. Credit spreads widened in the current quarter as demand for risk assets decreased resulting in lower asset values and reduced client activity. Equity trading activity also declined as did equity issuance. In addition, in the prior quarter there was higher revenue related to the exit of non-core positions.
PCL for the quarter decreased $26 million compared with the prior quarter due to recoveries in the current quarter. PCL for the current quarter included $8 million for the cost of credit protection compared with $9 million in the prior quarter. In the current quarter, these costs were more than offset by recoveries on specific corporate loans. Net impaired loans decreased $71 million, or 53%, compared with the prior quarter.
Non-interest expenses for the quarter decreased $49 million, or 13%, compared with the prior quarter due to lower variable compensation as a result of decreased trading revenue.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Wholesale Banking net income for the nine months ended July 31, 2010 was $771 million, an increase of $6 million, compared with the same period last year. The increase is primarily due to modest securities gains in the current year, compared to losses from divestitures and write-downs in the investment portfolio last year. On a year-to-date basis, the annualized return on invested capital was 32.5%, compared with 25.6% for the same period last year. Offsetting the improvement were lower trading revenue in the first three quarters of the current year and a recovery from a cancelled loan commitment that was recorded in the prior year.
Revenue on a year-to-date basis was $2,197 million, a decrease of $138 million, or 6%, compared with the same period last year, primarily due to lower fixed income and currency trading, partially offset by security gains in the current year relative to significant losses in the investment portfolio last year. In the prior year, dramatic rate cuts, elevated volatility, and wider bid-offer spreads resulted in a buoyant environment for fixed income and currency trading. In addition, underwriting fees were elevated driven by an increase in issuance levels as clients reinforced their balance sheets. Results last year also included a recovery from the cancellation of a loan commitment. In the current year, corporate lending revenue increased driven by the portfolio re-pricing at higher spreads.
PCL on a year-to-date basis was $2 million, an improvement of $155 million, or 99%, compared with last year. PCL in the current year is mainly composed of the accrual cost of CDS protection, partially offset by recoveries on corporate credits. Specific provisions last year were driven by specific allowances relating to three corporate lending clients and a private equity client.
Non-interest expenses on a year-to-date basis were $1,071 million, in line with the same period last year. This includes higher operating costs from investment in risk and control infrastructure offset by lower variable compensation.

Business Outlook
Wholesale Banking delivered a solid quarter amidst more challenging market conditions. We expect market conditions to remain challenging in the short term as credit remains a concern and issuance activity levels remain low. Conditions in the fourth quarter of 2010 will not compare to the exceptional markets that arose in the fourth quarter of 2009 as markets rebounded from the financial crisis; however, we are well positioned to take advantage of improved market activity having added investment banking capability, and we continue to expand our North American fixed income, currencies, and commodities businesses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 23

Corporate
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Corporate segment net loss - reported	$(304)	$(217)	$(427)	$(641)	$(1,457)
Adjustments for items of note, net of income taxes1
Amortization of intangibles	117	123	122	352	376
Decrease (increase) in fair value of derivatives hedging
the reclassified available-for-sale securities portfolio	14	(23)	43	(13)	377
Decrease (increase) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses	(9)	2	75	-	107
Recovery of income taxes due to changes
in statutory income tax rates	-	-	-	(11)	-
General allowance increase (release) in Canadian Personal
and Commercial Banking and Wholesale Banking2	-	(44)	46	(44)	178
Release of insurance claims	-	-	-	(17)	-
Settlement of TD Banknorth shareholder litigation	-	-	-	-	39
FDIC special assessment charge	-	-	35	-	35
Total adjustments for items of note	122	58	321	267	1,112
Corporate segment net loss - adjusted	$(182)	$(159)	$(106)	$(374)	$(345)

Decomposition of items included in net loss - adjusted
Net securitization	$(17)	$2	$(15)	$(20)	$(8)
Net corporate expenses	(80)	(98)	(96)	(240)	(225)
Other	(85)	(63)	5	(114)	(112)
Corporate segment net loss - adjusted	$(182)	$(159)	$(106)	$(374)	$(345)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this MD&A.
2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.

Quarterly comparison - Q3 2010 vs. Q3 2009
Corporate segment’s reported net loss for the quarter was $304 million, compared with a reported net loss of $427 million in the third quarter last year. Adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $106 million. Compared with the third quarter last year, the higher adjusted net loss was primarily attributable to unfavourable tax-related items and losses associated with hedging and treasury activities, partially offset by lower net corporate expenses.

Quarterly comparison - Q3 2010 vs. Q2 2010
Corporate segment’s reported net loss for the quarter was $304 million, compared with a reported net loss of $217 million in the prior quarter. Adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $159 million. The higher adjusted net loss was primarily attributable to an unfavourable tax-related item and securitization losses, partially offset by net income from other treasury activities and lower net corporate expenses.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Corporate segment’s reported net loss for the nine months ended July 31, 2010 was $641 million, compared with a reported net loss of $1,457 million in the same period last year. Adjusted net loss for the nine months ended July 31, 2010 was $374 million, compared with an adjusted net loss of $345 million. The higher adjusted net loss was primarily attributable to securitization losses and higher net corporate expenses.

Outlook
This quarter’s Corporate segment loss was higher than expected as a result of the factors outlined above. Corporate segment results are inherently difficult to predict. However, we expect the net loss to remain elevated for the fourth quarter, primarily due to increased net corporate expenses, the impact of the current low interest rate environment, and liquidity related items. Changes in methodologies are currently being considered for fiscal 2011, with a view to reducing the Corporate segment net loss through allocation to other segments.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 24

BALANCE SHEET REVIEW

Year-to-date comparison - Q3 2010 vs. Q4 2009

Balance Sheet Summary
The changes to the Bank’s Balance Sheet are mainly due to growth in deposits from TD Ameritrade which were invested in AFS securities, as well as an increase in securities purchased under reverse repurchase agreements in Wholesale Banking.

Total assets were $603 billion as at July 31, 2010, an increase of $46 billion, or 8%, from October 31, 2009. The net increase reflected a $22 billion increase in securities, a $20 billion increase in securities purchased under reverse repurchase agreements, a $1 billion increase in interest-bearing deposits with banks, and a $5 billion increase in loans (net of allowance for credit losses), partially offset by a $4 billion decrease in other assets. The translation effect of a stronger Canadian dollar caused the value of the Bank’s total assets to decrease by $9 billion.

Securities increased largely due to an $18 billion increase in AFS securities reflecting investment of TD Ameritrade deposits. The translation effect of a stronger Canadian dollar caused the value of the Bank’s securities to decrease by $4 billion.

Securities purchased under reverse repurchase agreements increased largely due to a $20 billion increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $5 billion driven by volume growth in Canadian Personal and Commercial Banking, partially offset by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments. The increase in Canadian Personal and Commercial Banking loans was due to increases in residential mortgages, consumer instalment and other personal loans, and business and government loans. Wholesale Banking loans decreased due to lower lending activity. U.S. Personal and Commercial Banking loans decreased $1 billion primarily due to the translation effect of a stronger Canadian dollar, partially offset by growth in residential mortgage and business and government loans.

Other assets declined $4 billion primarily due to a $2 billion decrease in customers’ liability under acceptances, $1 billion decrease in derivatives in Wholesale Banking, and a $1 billion decrease in goodwill in U.S. Personal and Commercial Banking due to the translation effect of a stronger Canadian dollar.

Total liabilities were $562 billion as at July 31, 2010, $44 billion, or 8%, higher than at October 31, 2009. The net increase is composed primarily of a $30 billion increase in deposits largely due to higher TD Ameritrade insured deposit accounts, and a $14 billion increase in other liabilities. The translation effect of a stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $9 billion.

Deposits increased $30 billion, or 8%, mostly due to a $17 billion increase in personal deposits, primarily driven by volume increases in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, a $16 billion increase in business and government deposits mainly in the Wholesale Banking and Canadian Personal and Commercial Banking segments, and a $7 billion increase in Wholesale Banking bank deposits. These increases were partially offset by an $11 billion decrease in Wholesale Banking trading deposits.

Other liabilities increased $14 billion primarily due to a $12 billion increase in Wholesale Banking obligations related to securities sold short and under repurchase agreements and a $2 billion increase in derivatives mainly attributable to the Wholesale Banking segment, partially offset by a $2 billion decrease in acceptances.

Shareholders’ equity increased by $3 billion primarily due to retained earnings growth and higher common share capital, reflecting new common share issuance of 3.5 million shares in the quarter and additional common share issuance through the dividend re-investment plan and the exercise of stock options.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 25

CREDIT PORTFOLIO QUALITY

Quarterly comparison - Q3 2010 vs. Q3 2009
Gross impaired loans were $3,337 million, as at July 31, 2010, an increase of $1,390 million, or 71%, from July 31, 2009. The increase was primarily due to a $1,119 million increase related to debt securities classified as loans. Impaired loans net of specific allowance were $2,713 million as at July 31, 2010 compared with $1,411 million as at July 31, 2009.
The allowance for credit losses of $2,579 million as at July 31, 2010 was composed of total specific allowances of $624 million and a general allowance of $1,955 million. Specific allowances increased $88 million, or 16%, from July 31, 2009. The total general allowance decreased $41 million, or 2%, from July 31, 2009. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Quarterly comparison - Q3 2010 vs. Q2 2010
Gross impaired loans increased $305 million, or 10%, from April 30, 2010 due to an increase related to debt securities classified as loans. Impaired loans net of specific allowance increased $331 million from April 30, 2010.
Specific allowances decreased $26 million, or 4%, as at July 31, 2010 from April 30, 2010. The general allowance increased $3 million from April 30, 2010.

Changes in Gross Impaired Loans and Acceptances
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Balance at beginning of period - personal, business & government	$2,218	$2,315	$1,875	$2,070	$1,157
Impact due to reporting-period alignment of U.S. entities1	-	-	-	-	57
Additions	835	852	969	2,749	2,886
Return to performing status, repaid or sold	(460)	(421)	(366)	(1,245)	(957)
Write-offs	(429)	(456)	(401)	(1,328)	(1,108)
Foreign exchange and other adjustments	13	(72)	(130)	(69)	(88)
Balance at end of period - personal, business & government	2,177	2,218	1,947	2,177	1,947
Other loans
Debt securities classified as loans	1,119	814	-	1,119	-
FDIC covered loans	41	-	-	41	-
Balance at end of period	$3,337	$3,032	$1,947	$3,337	$1,947
1
As a result of the reporting-period alignment of U.S. entities as described in the “How the Bank Reports” section, the impact on gross impaired loans for January 2009 comprised of additions to impaired loans of $153 million; return to performing status, repaid or sold of $66 million; write-offs of $35 million; and foreign exchange and other adjustments of $5 million.

Allowance for Credit Losses
(millions of Canadian dollars, except as noted)	As at
	July 31, 2010	Apr. 30, 2010	July 31, 20091
Specific allowance - on-balance sheet loans	$624	$650	$536
General allowance- on-balance sheet loans	1,674	1,668	1,722
- off-balance sheet instruments	281	284	274
	1,955	1,952	1,996
Total	$2,579	$2,602	$2,532

Impaired loans net of specific allowance	$2,713	$2,382	$1,411
Net impaired loans as a percentage of net loans	1.02%	0.91%	0.55%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.51%	0.58%	0.87%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Non-Prime Loans
As at July 31, 2010, the Bank had approximately $1.7 billion (October 31, 2009 - $1.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 4.1% (October 31, 2009 - approximately 6.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk
The Bank has nominal credit exposure to Greece and Portugal. Credit exposure to Ireland, Italy, and Spain is related primarily to their governments and largest financial institutions. All of these exposures are considered manageable.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 26

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio has been considered to be inactive since the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model.
The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in fiscal 2009, the general allowance recognized as at July 31, 2010 was US$165 million (October 31, 2009 - US$256 million).
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 64% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.

The following table discloses the amortized cost and fair value of the securities by vintage year:

Non-Agency Collateralized Mortgage Obligations
(millions of U.S. dollars)					As at July 31, 2010
	Alt-A		Prime Jumbo		Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$302	$327	$463	$479	$765	$806
2004	480	513	465	489	945	1,002
2005	716	756	549	556	1,265	1,312
2006	412	372	420	412	832	784
2007	636	623	402	409	1,038	1,032
Total securities net of
specific allowance	$2,546	$2,591	$2,299	$2,345	$4,845	$4,936
Less: general allowance					165
Total	$2,546	$2,591	$2,299	$2,345	$4,680	$4,936

					As at Oct. 31, 2009
	Alt-A		Prime Jumbo		Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$359	$365	$598	$597	$957	$962
2004	624	621	636	645	1,260	1,266
2005	873	817	1,602	1,513	2,475	2,330
2006	492	438	584	543	1,076	981
2007	739	703	471	444	1,210	1,147
Total securities net of
specific allowance	$3,087	$2,944	$3,891	$3,742	$6,978	$6,686
Less: general allowance					256
Total					$6,722	$6,686

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 27

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31, 2010	Oct. 31, 2009	July 31, 20091
Risk-weighted assets for:
Credit risk	$157,764	$160,465	$160,200
Market risk	3,966	3,735	4,682
Operational risk	27,460	25,385	24,727
Total risk-weighted assets	$189,190	$189,585	$189,609

Tier 1 capital	$23,727	$21,407	$20,987
Tier 1 capital ratio2	12.5%	11.3%	11.1%
Total capital3	$30,351	$28,338	$27,917
Total capital ratio4	16.0%	14.9%	14.7%
Assets-to-capital multiple5	17.4	17.1	16.7
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at July 31, 2010, the Bank’s Tier 1 capital ratio was 12.5%, compared with 11.3% as at October 31, 2009. The increase was primarily a result of strong earnings, a common share issuance of $250 million during the third quarter, and strong participation in the Bank’s dividend re-investment plan and exercise of stock options. The Total capital ratio was 16.0% as at July 31, 2010, compared with 14.9% as at October 31, 2009. The increase was largely due to the same reasons noted above, partially offset by the redemption of $900 million in TD Capital Trust securities in December 2009.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Notes 10 and 11 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 12 to the Interim Consolidated Financial Statements.

FUTURE CHANGES IN BASEL

In December 2009, the Basel Committee on Banking Supervision (BCBS) published consultative proposals to strengthen the resilience of the banking sector (known as Basel III). In July 2010, the BCBS published a document that supplemented aspects of the proposals. The proposals aim to increase the quality, quantity, and international consistency of capital, to strengthen liquidity standards, to discourage excessive leverage and risk taking, and reduce procyclicality. The BCBS proposals are not expected to be finalized until later in 2010 and the Bank continues to analyze the impact that the draft proposals could have on its capital and liquidity positions.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2009 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2009 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2010.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 28

CREDIT RISK
Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures - Standardized and AIRB Approaches1
(millions of Canadian dollars)	As at
	July 31, 2010			Oct. 31, 2009
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$12,014	$144,899	$156,913	$10,606	$137,448	$148,054
Qualifying revolving retail	-	40,880	40,880	-	40,894	40,894
Other retail	16,997	27,734	44,731	17,252	23,636	40,888
Total retail	29,011	213,513	242,524	27,858	201,978	229,836
Non-retail
Corporate	43,927	111,359	155,286	45,277	99,856	145,133
Sovereign	5,699	65,509	71,208	2,144	57,958	60,102
Bank	20,376	106,900	127,276	18,144	91,089	109,233
Total non-retail	70,002	283,768	353,770	65,565	248,903	314,468
Gross credit risk exposures	$99,013	$497,281	$596,294	$93,423	$450,881	$544,304
1	Gross credit risk exposures represent exposure at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

MARKET RISK
The graph below discloses daily value-at-risk (VaR) usage and trading-related income1 within Wholesale Banking. For the quarter ended July 31, 2010 trading- related income was positive for 80% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1
Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading-related revenue in the above graph excludes revenue related to changes in the fair value of loan commitments. The commitments are not included in the VaR measure as they are not managed as trading positions. In Q3 2010, there were 13 days of trading losses, with zero breaches in VaR.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 29

The following table presents the end of quarter, average, high, and low Total VaR usage.
Value-at-Risk Usage
(millions of Canadian dollars)	For the three months ended								For the nine months ended
	July 31, 2010						Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate and credit spread risk	$11.3	$12.7	$16.0		$9.9		$11.3	$14.3	$12.4	$23.5
Equity risk	6.9	8.6	10.2		6.3		7.2	8.3	8.1	9.8
Foreign exchange risk	2.7	2.5	6.1		0.7		2.4	3.3	2.5	4.2
Commodity risk	1.2	0.8	1.3		0.4		1.2	0.9	1.2	0.9
Debt specific risk	17.6	15.7	22.5		11.1		14.3	21.9	16.2	36.6
Diversification effect1	(17.5)	(18.7)	n/m	2	n/m	2	(17.8)	(23.4)	(19.1)	(31.2)
Total Value-at-Risk	$22.2	$21.6	$27.9		$16.9		$18.6	$25.3	$21.3	$43.8
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2010, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $159.1 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $124.2 million after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-Tax Economic Value at Risk by Currency
(millions of Canadian dollars)	As at July 31, 2010		As at Oct. 31, 2009		As at July 31, 2009
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(15.6)	$(54.4)	$(0.5)	$(67.6)	$(16.7)	$(76.3)
U.S. dollar	(143.5)	(69.8)	(85.1)	(69.4)	(90.9)	(65.6)
Total	$(159.1)	$(124.2)	$(85.6)	$(137.0)	$(107.6)	$(141.9)

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 30

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative Base-Case scenario stress test that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Base-Case scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and drawdown of unutilized committed lines of credit, and current forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and line of credit utilization, and contingent liabilities coming due in a given specified time bucket. On July 31, 2010, our aggregate surplus liquid-asset position for up to 90 days, as measured under the Base-Case scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $15.2 billion, (October 31, 2009 - $6.8 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at July 31, 2010 was $4.5 billion (October 31, 2009 - $10.0 billion).
We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the Base-Case scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 364 day period. On July 31, 2010, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $12.7 billion, (October 31, 2009 - $14.9 billion) and for U.S. Personal and Commercial Banking operations was $18.5 billion (October 31, 2009 - $16.8 billion).
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

Credit Ratings
As at July 31, 20101
Ratings agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody’s	P-1	Aaa	Negative
S&P	A-1+	AA-	Positive
Fitch	F1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1
The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 31

OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)							As at
	July 31, 2010						Oct. 31, 2009
	Significant		Significant		Canadian non-		Significant		Significant		Canadian non-
	unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties		unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties
		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
		value of		value of		value of		value of		value of		value of
	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained
	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests
Residential mortgage loans2	$-	$-	$20,394	$566	$21,654	$683	$-	$-	$21,939	$558	$18,449	$658
Personal loans	6,555	121	-	-	-	-	6,962	121	-	-	-	-
Commercial mortgage loans2	-	-	50	-	584	2	62	2	51	-	513	-
Total exposure	$6,555	$121	$20,444	$566	$22,238	$685	$7,024	$123	$21,990	$558	$18,962	$658
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2	Multiple-unit residential (MUR) mortgages, comprising of five or more units, have been reclassified from residential mortgage loans to commercial mortgage loans.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at July 31, 2010, the single-seller conduits had $5.1 billion (October 31, 2009 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (October 31, 2009 - $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at July 31, 2010, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2009 - $5.1 billion) of which
$1.1 billion (October 31, 2009 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (October 31, 2009 - $121 million) relating to excess spread.

Commercial Mortgage Loans
As at July 31, 2010, the Bank’s maximum potential exposure to loss was nil (October 31, 2009 - $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.7 billion as at July 31, 2010 (October 31, 2009 - $7.5 billion). Further, as at July 31, 2010, the Bank has committed an additional $1.8 billion (October 31, 2009 - $1.0 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at July 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $78 million (October 31, 2009 - $134 million).

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 32

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars)	As at
	July 31, 2010			Oct. 31, 2009
			Expected
	Significant	Ratings profile of	weighted-	Significant	Ratings profile of
	unconsolidated	SPE asset class	average life	unconsolidated	SPE asset class
	SPEs	AAA	(years)1	SPEs	AAA
Residential mortgage loans	$1,759	$1,759	3.2	$2,311	$2,311
Credit card loans	500	500	2.0	500	500
Automobile loans and leases	1,672	1,672	1.6	2,487	2,487
Equipment loans and leases	363	363	1.2	428	428
Trade receivables	1,392	1,392	2.3	1,753	1,753
Total exposure	$5,686	$5,686	2.3	$7,479	$7,479
1
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2010, the Bank held $515 million (October 31, 2009 - $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank had no exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities as all liquidity facilities matured in the second quarter of fiscal 2010 (October 31, 2009 - $160 million).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at July 31, 2010 and October 31, 2009 was not significant.

Other Investment and Financing Products
Other Financing Transactions
In April 2010, the Bank exited transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at July 31, 2010, had no exposure to these VIEs (October 31, 2009 - $2.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation (CDO) vehicles. Total CDOs in the trading portfolio as at July 31, 2010, were as follows:

Collateralized Debt Obligations1
(millions of Canadian dollars)	As at
	July 31, 2010		Oct. 31, 2009
	Notional	Positive (negative)	Notional	Positive (negative)
	amount	fair value	amount	fair value
Funded
Purchased protection via Bank-issued credit linked notes	$-	$-	$213	$(40)
Unfunded
Sold protection
Positive fair value	68	-	351	-
Negative fair value	-	(16)	-	(198)
Purchased protection
Positive fair value	131	22	131	45
Negative fair value	-	(6)	-	(4)
1	This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $0.7 million (October 31, 2009 - $7.5 million) to an increase in the fair value by $1.5 million (October 31, 2009 - $7.7 million).

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 32 to the 2009 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at July 31, 2010, was not significant (October 31, 2009 - not significant).

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 33

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
(millions of Canadian dollars, except as noted)	For the three months ended
			2010				2009	2008
	July 31	Apr. 30	Jan. 31	Oct. 31	July 311	Apr. 301	Jan. 311	Oct. 31
Net interest income	$2,921	$2,790	$2,849	$2,825	$2,833	$2,940	$2,728	$2,449
Non-interest income	1,823	1,977	2,188	1,893	1,834	1,385	1,422	1,191
Total revenue	4,744	4,767	5,037	4,718	4,667	4,325	4,150	3,640
Provision for credit losses	339	365	517	521	557	772	630	288
Non-interest expenses	2,966	2,953	2,981	3,095	3,045	3,051	3,020	2,367
Provision for (recovery of) income taxes	310	308	270	132	209	(8)	(92)	20
Non-controlling interests in subsidiaries,
net of income taxes	26	26	27	27	28	28	28	18
Equity in net income of an associated
company, net of income taxes	74	61	55	67	84	63	89	67
Net income - reported	1,177	1,176	1,297	1,010	912	545	653	1,014
Adjustments for items of note,
net of income taxes2
Amortization of intangibles	117	123	112	116	122	127	127	126
Reversal of Enron litigation reserve	-	-	-	-	-	-	-	(323)
Decrease (increase) in fair value of
derivatives hedging the
reclassified available-for-sale
debt securities portfolio	14	(23)	(4)	73	43	134	200	(118)
Integration and restructuring charges
relating to the U.S. Personal and Commercial
Banking acquisitions	5	-	46	89	70	50	67	25
Decrease (increase) in fair value of
credit default swaps hedging the
corporate loan book, net of provision
for credit losses	(9)	2	7	19	75	44	(12)	(59)
Recovery of income taxes due to changes in
statutory income tax rates	-	-	(11)	-	-	-	-	-
Release of insurance claims	-	-	(17)	-	-	-	-	-
General allowance increase (release) in
Canadian Personal and Commercial
Banking and Wholesale Banking3	-	(44)	-	-	46	77	55	-
Settlement of TD Banknorth
shareholder litigation	-	-	-	-	-	39	-	-
FDIC special assessment charge	-	-	-	-	35	-	-	-
Total adjustments for items of note	127	58	133	297	391	471	437	(349)
Net income - adjusted	1,304	1,234	1,430	1,307	1,303	1,016	1,090	665
Preferred dividends	49	48	49	48	49	41	29	23
Net income available to common
shareholders - adjusted	$1,255	$1,186	$1,381	$1,259	$1,254	$975	$1,061	$642

Basic earnings per share
Reported	$1.30	$1.31	$1.45	$1.12	$1.01	$0.59	$0.75	$1.23
Adjusted	1.44	1.37	1.61	1.47	1.47	1.15	1.28	0.79
Diluted earnings per share
Reported	1.29	1.30	1.44	1.12	1.01	0.59	0.75	1.22
Adjusted	1.43	1.36	1.60	1.46	1.47	1.14	1.27	0.79
Return on common shareholders’
equity	12.2%	13.0%	14.0%	11.0%	9.7%	5.6%	7.2%	13.3%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” Section of this MD&A.
3
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 34

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 41 to 61 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s Consolidated Financial Statements for the year ended October 31, 2009. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s 2009 Consolidated Financial Statements.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2009 Annual Report.

Future Changes in Accounting Policies
Transition to International Financial Reporting Standards in Fiscal 2012

Canadian GAAP for publicly accountable entities will be replaced by International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The annual and interim fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet), fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS as further discussed below.

a) IFRS Transition Program Summary
To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key elements of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology; implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 35

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance
Establish program structure and raise awareness, including the following:
• Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office.
• Establish progress reporting protocols and project management practices.
• Determine processes for consensus of key decisions and project oversight.
• Hold IFRS overview sessions at various levels within the Bank.

Program Initiation and Planning; Detailed Assessment
• All milestones have been completed.
• The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank’s external stakeholders, the Office of the Superintendent of Financial Institutions Canada (OSFI) and the external auditors are kept apprised of the progress of the project.

2. Accounting Policies
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies.	Detailed Assessment
• Key differences between IFRS and Canadian GAAP have been identified (see Summary of Key Differences below).
• Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified (see Summary of Other Differences below).

• Analyze and determine ongoing polices where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for the majority of its significant accounting policies and has completed a preliminary assessment on which alternatives it will select.
• Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has completed a preliminary assessment on which exemptions to apply on transition (see First-Time Adoption of IFRS below).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.		• The Bank is assessing the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.
• Implement revisions to key accounting policies.	Implementation	• Technical accounting analyses documents have been drafted. • Key accounting policies requiring revisions have been identified.
3. Financial Statement Preparation and Reporting
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified with drafts prepared for certain new disclosures.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development
• A preliminary analysis of the impact to the Bank’s IFRS opening Consolidated Balance Sheet has been completed for internal review. This analysis will change due to changes in the Bank’s Consolidated Balance Sheet, economic conditions at the time of conversion and possible changes arising from the finalization of IFRS 1 exemption options and accounting policy decisions.

• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation	• Processes to collect data for the IFRS opening Consolidated Balance Sheet have been established.
• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, reconciliations and related note disclosures.		• To be reported externally during fiscal 2012.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 36

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
4. Financial reporting and IFRS expertise
• Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.
• Provide IFRS training to key finance and operational staff, including business process owners.
• Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.

Detailed Assessment; Design and Solution Development
• All milestones have been completed.
• A project team consisting of IFRS subject matter experts, finance and operational staff and project managers has been engaged.
• IFRS training has been provided to key internal stakeholders and continues to be provided as required.

• Launch a finance-wide IFRS training program.	Design and Solution Development
• This milestone has been completed.
• Finance-wide professional development training sessions on technical IFRS topics have been provided. The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders.
• Guidance on specific issues will continue to be provided to impacted finance and operational personnel.

5. Business Impacts
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation
• IFRS impacts will be layered into the Bank’s forecasting and capital processes.
• Significant impacts to the Bank’s compensation arrangements are not anticipated.
• Changes to the Bank’s hedging program have been identified, largely due to the impact of securitized assets no longer qualifying for derecognition.
• Process and system changes are under development for the Bank’s hedging activities impacted by the transition to IFRS.

• Identify the impacts of IFRS on the Bank’s external clients adopting IFRS, and the impact to their financial statements and loan covenants.
• The Bank is reviewing disclosures and other available information related to potential changes in financial statements of external clients, who are adopting IFRS, in order to assess the potential impact on the Bank’s lending practices. This will continue through 2010 and 2011.

6. Information Technology
• Identify changes required to IT systems and design processes to prepare an IFRS opening Consolidated Balance Sheet.
• Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011.
• Design, develop and test related process and technology changes.

Detailed Assessment, Design and Solution Development
• A solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011 has been designed.
• The reporting environment is being tested to ensure it tracks all entries required to transition from Canadian GAAP to IFRS and to produce an IFRS opening Consolidated Balance Sheet, fiscal 2011comparatives, related transitional reconciliations and note disclosures.

• Test other new processes and information technology.	Implementation	• Testing of other new processes and technology changes is currently underway.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 37

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
7. Control Activities: ICFR And DC&P; Including Investor Relations And Communications Plan
• Identify and update changes in internal controls based on required process and technology changes.
• For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes.
• Design and implement internal controls over the IFRS transition process.

Design and Solution Development; Implementation
• Stakeholder involvement has commenced in the design and implementation of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.

• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank is assessing its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made through the quarterly and annual reports, with further detail being provided as key accounting policy and implementation decisions are made.

b) First-Time Adoption of IFRS
Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank’s IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet will be presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS will affect IFRS opening retained earnings. This is the effect of the general rule of IFRS 1, which is to apply IFRS retrospectively upon transition. However, IFRS 1 specifies some mandatory exceptions to the retrospective application of certain IFRSs, and permits exemption options for certain other IFRSs. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations,(iii) Designation of Financial Instruments, and (iv) Currency Translation Differences arising from foreign exchange translations. The application of certain of these exemptions will have an impact on the Bank’s IFRS opening retained earnings and regulatory capital and may also impact accounting in periods subsequent to transition to IFRS. The significant exemption options are summarized in the table below:

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Employee Future Benefits	Under IFRS 1, the Bank may elect to recognize any unamortized actuarial gains or losses in its IFRS opening retained earnings. The Bank anticipates making use of this exemption option.
Business Combinations
The Bank may elect not to apply IFRS 3, Business Combinations (IFRS 3) to all business combinations that occurred before the date of transition to IFRS. The Bank anticipates making use of this exemption option to not restate all business combinations that occurred prior to the transition date.

Designation of Financial Instruments
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS. Specifically, on transition, IFRS 1 permits the Bank to a) make an available-for-sale designation for financial assets and, b) designate any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets certain criteria specified under IFRS at that date. The Bank has not finalized its decision on these exemption options.

Currency Translation Differences
The Bank may elect to reclassify all cumulative translation differences in accumulated other comprehensive income into retained earnings on transition. The Bank anticipates making use of this exemption option.

c) Summary of Key Differences
Key differences identified between IFRS and Canadian GAAP includes (i) Derecognition of Financial Instruments (securitizations), (ii) Consolidations, (iii) Employee Future Benefits, and (iv) Business Combinations. The key differences are summarized below:

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 38

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Derecognition of Financial Instruments (securitizations)
Canadian GAAP
Under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets.

IFRS
Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership.

Analysis
The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. As a result, the Bank expects most transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank’s Consolidated Balance Sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition, IFRS opening retained earnings will reflect the impact of accounting for prior years’ transfers as financing transactions, rather than sales.
Should transferred financial assets remain on the Consolidated Balance Sheet under IFRS, the Bank’s risk management and asset and liability management strategies may be affected. The Bank is in the process of assessing these potential impacts as well as any impact this IFRS difference may have on the Bank’s regulatory capital.

Expected impact to IFRS opening Consolidated Balance Sheet
An increase in total assets and total liabilities; change in retained earnings.

Future changes in standard
The IASB is considering potential changes to IFRS in this area. Final guidance is not expected until early 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

In August, 2010, the IASB published an exposure draft proposing certain amendments to IFRS 1. The proposed amendments may allow the Bank to prospectively apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, upon its transition to IFRS. The Bank is analyzing the implications of the exposure draft and has not updated its analysis as herein described for this recent development.

Consolidations
Canadian GAAP
Under Canadian GAAP, the consolidation of a Special Purpose Entity (SPE) is based on whether the Bank is exposed to a majority of a SPE’s expected losses or entitled to a majority of the SPE’s expected residual returns, or both. In addition, Canadian GAAP provides an exemption with respect to consolidation of SPEs structured as Qualified Special Purpose Entities (QSPEs) where certain conditions are met.

IFRS
Under IFRS, the consolidation of SPEs is based on whether the Bank has control over an SPE. In addition, under IFRS there is no concept of QSPEs.

Analysis
As a result, upon transition to IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally, it could result in the reversal of previously recognized gains or losses in IFRS opening retained earnings on transactions undertaken with these entities.
The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank’s hedging strategies.

Expected impact to IFRS opening Consolidated Balance Sheet
Potential increases in assets, liabilities and non-controlling interest; change in retained earnings.

Future changes in standard
The IASB is considering potential changes to IFRS in this area. One of the proposed changes is a new definition of control, which may further impact the number of entities the Bank would be required to consolidate in its Consolidated Financial Statements. Final guidance is not expected until late 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 39

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Employee Future Benefits
Canadian GAAP
Canadian GAAP does not differentiate between accounting for vested and unvested cost of plan amendments, amortizing both over the expected average remaining service life of active plan members. In addition, it permits two accounting policy choices regarding actuarial gains and losses. The Bank’s accounting policy is to amortize the excess, if any, of the net actuarial gain or loss over 10% of the greater of a projected benefit obligation and the fair value of plan assets over the expected average remaining service life of active plan members, as described in Note 25 of the Bank’s annual Consolidated Financial Statements.

IFRS
Under IFRS, the cost of plan amendments are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period.

Analysis
As a result of this difference, upon transition to IFRS, the Bank will be required to recognize the cost of plan amendments that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP.
     The Bank anticipates that the policy for accounting for actuarial gains and losses will not change on transition to IFRS.

Expected impact to IFRS opening Consolidated Balance Sheet
(including the impact of certain IFRS 1 exemption options; see First-time Adoption of IFRS above)

Any unamortized shortfall related to past service costs as of November 1, 2010, will result in a reduction to retained earnings with a corresponding adjustment to assets and liabilities.

Future changes in standard
The IASB is considering changes to the accounting for employee future benefits, which are not expected to be finalized until early 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS.

Business Combinations
Canadian GAAP
Measurement of share consideration
Shares issued as consideration are measured at the market share price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.
Restructuring Costs
Costs of an acquirer’s plan to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation.
Acquisition-related costs
Direct related to the acquisition (i.e. finders fees, advisory, legal, etc.) are included in the purchase price allocation.

IFRS
Measurement of purchase price
Shares issued as consideration are measured at their market share price at the acquisition closing date.
Restructuring Costs
Costs are generally expensed as incurred and not included in the purchase price allocation.
Acquisition-related costs
Costs are expensed as incurred and not included in the purchase price allocation.

Analysis
IFRS 3, Business Combinations provides guidance on the recognition and measurement of business combinations that differ from the guidance under current Canadian GAAP. IFRS 3 provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments.
     These differences will impact the purchase price allocation, including the amount of goodwill recorded by the Bank.

Expected impact to IFRS opening Consolidated Balance Sheet
(including the impact of certain IFRS 1 exemption options; see First-time Adoption of IFRS above)

Impact to purchase price allocation, including potential adjustments to goodwill, retained earnings and capital stock if the Bank elects to restate any business combinations.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 40

d) Summary of Other Differences

Below are selected additional changes in accounting policies, which the Bank expects to have a lower impact on its Consolidated Financial Statements and which require limited process change.

ACCOUNTING POLICY AREA	OTHER DIFFERENCES IN ACCOUNTING TREATMENT
Provisions and Contingent Liabilities
IFRS requires a provision to be recognized when it is more likely than not that an outflow of resources will be required to settle the obligation, while a provision is recorded when it is probable that an outflow of resources will be required under Canadian GAAP. IFRS also requires a provision to be recognized when a contract becomes onerous, while Canadian GAAP only requires recognition of such a liability in certain situations.

Share-based Payments
Expense recognition: Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This period is generally equal to the vesting period, and may include a period prior to the grant date. Under Canadian GAAP, the Bank does not recognize an expense before the grant date.
Forfeitures: Under IFRS, an estimate of expected forfeitures is required to be estimated on the grant date and included in the measurement of the liability. The estimate is reviewed at each reporting date. Canadian GAAP allows a policy choice as to whether forfeitures of awards are recognized as they occur or estimated on initial recognition.

Impairment of Long-lived Assets
IFRS requires a one-step impairment test for identifying and measuring impairment, comparing an asset’s carrying value to the higher of its value in use and fair value less cost to sell. Under Canadian GAAP, impairment is based on discounted cash flows only if the asset’s undiscounted cash flows are below its carrying value.

Previously recognized impairment losses must be reversed when a change in circumstances indicates that the impairment has been reduced, other than for goodwill and indefinite-lived intangible assets. Reversals of impairment losses are not permitted under Canadian GAAP.

e) Other Developments to IFRS
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. A number of the potential areas of change are mentioned above. In addition, the IASB has a number of other important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, leases, provisions and contingent liabilities, and disclosures pertaining to various topics, among other items.
The IASB is also in the process of considering significant changes to accounting guidance on financial instruments, including hedge accounting and other financial instruments topics such as impairment of financial assets. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until their mandatory date of fiscal 2014.
The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusting its IFRS project plan accordingly.
The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different than those presented above.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 41

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	July 31	Oct. 31
	2010	2009
ASSETS
Cash and due from banks	$2,969	$2,414
Interest-bearing deposits with banks	20,477	19,103
	23,446	21,517
Securities (Note 2)
Trading (Note 4)	58,398	54,320
Available-for-sale	103,018	84,841
Held-to-maturity	9,838	9,662
	171,254	148,823
Securities purchased under reverse repurchase agreements	53,008	32,948
Loans
Residential mortgages	67,600	65,665
Consumer instalment and other personal	99,022	94,357
Credit card	8,737	8,152
Business and government (Note 4)	77,501	76,176
Debt securities classified as loans	8,041	11,146
	260,901	255,496
Allowance for loan losses (Note 3)	(2,298)	(2,368)
Loans, net of allowance for loan losses	258,603	253,128
Other
Customers’ liability under acceptances	7,698	9,946
Investment in TD Ameritrade	5,628	5,465
Derivatives (Note 8)	48,477	49,445
Goodwill	14,442	15,015
Other intangibles	2,165	2,546
Land, buildings, and equipment	3,934	4,078
Current income tax assets	-	238
Other assets	14,812	14,070
	97,156	100,803
Total assets	$603,467	$557,219
LIABILITIES
Deposits
Personal	$240,655	$223,228
Banks	13,660	5,480
Business and government	142,557	126,907
Trading	24,325	35,419
	421,197	391,034
Other
Acceptances	7,698	9,946
Obligations related to securities sold short	23,059	17,641
Obligations related to securities sold under repurchase agreements	25,239	16,472
Derivatives (Note 8)	50,391	48,152
Current income tax liabilities	447	-
Future income tax liabilities	317	235
Other liabilities	19,348	19,632
	126,499	112,078
Subordinated notes and debentures	12,384	12,383
Liability for preferred shares	550	550
Liability for capital trust securities (Note 10)	-	895
Non-controlling interests in subsidiaries	1,501	1,559
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2010 - 875.4 and Oct. 31, 2009 - 859.6) (Note 11)	16,443	15,357
Preferred shares (millions of shares issued and outstanding: July 31, 2010 - 135.8 and Oct. 31, 2009 - 135.8) (Note 11)	3,395	3,395
Treasury shares - common (millions of shares outstanding: July 31, 2010 - (1.3) and Oct. 31, 2009 - (0.8)) (Note 11)	(88)	(15)
Contributed surplus	313	336
Retained earnings	20,548	18,632
Accumulated other comprehensive income (loss) (Note 13)	725	1,015
	41,336	38,720
Total liabilities and shareholders’ equity	$603,467	$557,219
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 42

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	July 31		July 31	July 31
	2010	2009	1	2010	2009	1
Interest income
Loans	$3,240	$3,338		$9,646	$10,427
Securities
Dividends	187	184		562	688
Interest	783	905		2,189	3,142
Deposits with banks	166	85		497	358
	4,376	4,512		12,894	14,615
Interest expense
Deposits	1,113	1,221		3,375	4,692
Subordinated notes and debentures	167	168		501	503
Preferred shares and capital trust securities	7	23		30	70
Other	168	267		428	849
	1,455	1,679		4,334	6,114
Net interest income	2,921	2,833		8,560	8,501
Non-interest income
Investment and securities services	581	572		1,808	1,621
Credit fees	154	150		479	454
Net securities gains (losses)	10	(90)		74	(463)
Trading income (losses)	(8)	338		365	470
Service charges	428	368		1,259	1,122
Loan securitizations (Note 5)	110	92		365	333
Card services	216	197		610	541
Insurance, net of claims	239	253		790	711
Trust fees	34	35		113	108
Other income (loss)	59	(81)		125	(256)
	1,823	1,834		5,988	4,641
Total revenue	4,744	4,667		14,548	13,142
Provision for credit losses (Note 3)	339	557		1,221	1,959
Non-interest expenses
Salaries and employee benefits	1,454	1,436		4,475	4,387
Occupancy, including depreciation	304	299		897	920
Equipment, including depreciation	214	227		612	651
Amortization of other intangibles	147	158		445	502
Restructuring costs (Note 16)	-	-		17	27
Marketing and business development	140	127		411	408
Brokerage-related fees	76	73		224	204
Professional and advisory services	204	200		523	540
Communications	66	60		187	181
Other	361	465		1,109	1,296
	2,966	3,045		8,900	9,116
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,439	1,065		4,427	2,067
Provision for income taxes	310	209		888	109
Non-controlling interests in subsidiaries, net of income taxes	26	28		79	84
Equity in net income of an associated company, net of income taxes	74	84		190	236
Net income	1,177	912		3,650	2,110
Preferred dividends	49	49		146	119
Net income available to common shareholders	$1,128	$863		$3,504	$1,991
Average number of common shares outstanding (millions) (Note 17)
Basic	870.2	851.5		864.4	844.3
Diluted	875.1	855.4		869.6	846.5
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.30	$1.01		$4.05	$2.36
Diluted	1.29	1.01		4.03	2.35
Dividends per share (Canadian dollars)	0.61	0.61		1.83	1.83
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended	For the nine months ended
July 31	July 31	July 31	July 31
2010	2009	1	2010	2009	1
Common shares (Note 11)
Balance at beginning of period	$16,012	$14,912	$15,357	$13,278
Proceeds from shares issued on exercise of stock options	35	90	432	135
Shares issued as a result of dividend reinvestment plan	144	116	402	324
Proceeds from issuance of new shares	252	-	252	1,381
Balance at end of period	16,443	15,118	16,443	15,118
Preferred shares (Note 11)
Balance at beginning of period	3,395	3,395	3,395	1,875
Shares issued	-	-	-	1,520
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares - common (Note 11)
Balance at beginning of period	(59)	(75)	(15)	(79)
Purchase of shares	(530)	(520)	(1,646)	(1,137)
Sale of shares	501	532	1,573	1,153
Balance at end of period	(88)	(63)	(88)	(63)
Treasury shares - preferred (Note 11)
Balance at beginning of period	(1)	-	-	-
Purchase of shares	(14)	-	(35)	-
Sale of shares	15	-	35	-
Balance at end of period	-	-	-	-
Contributed surplus
Balance at beginning of period	302	388	336	392
Net premium (discount) on treasury shares	13	(20)	48	(24)
Stock options (Note 14)	(2)	(11)	(71)	(11)
Balance at end of period	313	357	313	357
Retained earnings
Balance at beginning of period	19,956	17,848	18,632	17,857
Net income due to reporting-period alignment of U.S. entities (Note 1)	-	-	-	4
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	-	-	(59)
Net income	1,177	912	3,650	2,110
Common dividends	(532)	(519)	(1,584)	(1,553)
Preferred dividends	(49)	(49)	(146)	(119)
Share issue expenses	(4)	-	(4)	(48)
Balance at end of period	20,548	18,192	20,548	18,192
Accumulated other comprehensive income (loss) (Note 13)
Balance at beginning of period	(1,181)	3,904	1,015	(1,649)
Other comprehensive income due to reporting-period alignment of U.S. entities (Note 1)	-	-	-	329
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	-	-	563
Other comprehensive income (loss) for the period	1,906	(2,883)	(290)	1,778
Balance at end of period	725	1,021	725	1,021
Retained earnings and accumulated other comprehensive income	21,273	19,213	21,273	19,213
Total shareholders’ equity	$41,336	$38,020	$41,336	$38,020
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	July 31		July 31	July 31
	2010	2009	1	2010	2009	1
Net income	$1,177	$912		$3,650	$2,110
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities, net of hedging activities2	234	713		231	782
Reclassification to earnings of net losses in respect of available-for-sale securities3	17	45		14	212
Net change in unrealized foreign currency translation gains (losses) on
investments in subsidiaries, net of hedging activities4,5	497	(2,624)		(1,028)	277
Change in net gains (losses) on derivatives designated as cash flow hedges6	1,426	(661)		1,342	1,402
Reclassification to earnings of net gains on cash flow hedges7	(268)	(356)		(849)	(895)
	1,906	(2,883)		(290)	1,778
Comprehensive income (loss) for the period	$3,083	$(1,971)		$3,360	$3,888
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2
Net of income tax provision of $126 million and $118 million, respectively, for the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - income tax provision of $303 million and $302 million, respectively).

3
Net of income tax recovery of $5 million for the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - income tax recovery of $61 million and $133 million, respectively).

4
Net of income tax recovery of $86 million and tax provision of $281 million, respectively, for the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - income tax provision of $537 million and $662 million, respectively).

5
Includes $191 million of after-tax lossess and $806 million of after-tax gains for the three and nine months ended July 31, 2010, respectively, (three and nine months ended July 31, 2009 - after-tax gains of $1,297 million and $1,406 million, respectively), arising from hedges of the Bank's investment in foreign operations.

6
Net of income tax provision of $605 million and $619 million, respectively, for the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - income tax recovery of $267 million and income tax provision of $676 million, respectively).

7
Net of income tax provision of $99 million and $368 million, respectively, for the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - income tax provision of $165 million and $398 million, respectively).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended	For the nine months ended
July 31	July 31	July 31	July 31
2010	2009	1	2010	2009	1
Cash flows from (used in) operating activities
Net income	$1,177	$912	$3,650	$2,110
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	339	557	1,221	1,959
Restructuring costs (Note 16)	-	-	17	27
Depreciation	141	156	416	434
Amortization of other intangibles	147	158	445	502
Net securities losses (gains)	(10)	90	(74)	463
Net gain on securitizations (Note 5)	(68)	(53)	(238)	(234)
Equity in net income of an associated company	(74)	(84)	(190)	(236)
Non-controlling interests	26	28	79	84
Future income taxes	(224)	(20)	(222)	(63)
Changes in operating assets and liabilities
Current income taxes receivable and payable	801	943	685	2,129
Interest receivable and payable	(218)	(139)	(266)	76
Trading securities	(599)	10,208	(4,078)	9,607
Derivative assets	(6,713)	17,002	968	25,951
Derivative liabilities	5,870	(13,381)	2,239	(18,753)
Other	1,801	(3,200)	(276)	512
Net cash from operating activities	2,396	13,177	4,376	24,568
Cash flows from (used in) financing activities
Change in deposits	16,705	(13,477)	26,863	11,763
Change in securities sold short	2,131	(1,363)	5,418	(6,079)
Change in securities sold under repurchase agreements	1,757	2,468	8,767	(11,519)
Repayment of subordinated notes and debentures	-	-	-	(18)
Liability for preferred shares and capital trust securities	-	(1)	(895)	5
Translation adjustment on subordinated notes and debentures issued in a
foreign currency and other	56	(50)	1	(3)
Common shares issued	276	71	585	1,455
Sale of treasury shares	529	512	1,656	1,129
Purchase of treasury shares	(544)	(520)	(1,681)	(1,137)
Dividends paid	(437)	(452)	(1,328)	(1,348)
Net proceeds from issuance of preferred shares	-	-	-	1,497
Net cash from (used in) financing activities	20,473	(12,812)	39,386	(4,255)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,566	(4,677)	(1,374)	(2,692)
Activity in available-for-sale and held-to-maturity securities
Purchases	(23,534)	(21,445)	(64,118)	(70,527)
Proceeds from maturities	11,673	20,117	29,840	32,009
Proceeds from sales	3,456	10,063	16,604	26,299
Net change in loans, net of securitizations	(9,282)	(9,597)	(16,072)	(36,338)
Proceeds from loan securitizations (Note 5)	4,501	6,048	11,420	20,906
Net purchases of premises and equipment	(213)	123	(272)	(463)
Securities purchased under reverse repurchase agreements	(10,716)	(805)	(20,060)	10,809
Net cash acquired from acquisitions (Note 7)	-	-	899	-
Net cash used in investing activities	(22,549)	(173)	(43,133)	(19,997)
Effect of exchange rate changes on cash and cash equivalents	20	(152)	(74)	(167)
Net increase in cash and cash equivalents	340	40	555	149
Impact due to reporting-period alignment of U.S. entities (Note 1)	-	-	-	(189)
Cash and cash equivalents at beginning of period	2,629	2,437	2,414	2,517
Cash and cash equivalents at end of period, represented by cash and
due from banks	$2,969	$2,477	$2,969	$2,477
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,646	$2,022	$4,737	$7,165
Amount of income taxes paid (refunded) during the period	(185)	(90)	583	(968)
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 46

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the TD Bank Financial Group’s (TDBFG’s or the Bank’s) audited Consolidated Financial Statements for the year ended October 31, 2009 (2009 Consolidated Financial Statements). Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2009 Consolidated Financial Statements and the accompanying notes included on pages 93 to 143 of the Bank’s 2009 Annual Report and the shaded sections of the 2009 Management’s Discussion and Analysis (MD&A) included on pages 69 to 77 of the Bank’s 2009 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed in the Managing Risk section of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

CHANGES IN ACCOUNTING POLICIES
Financial Instruments Amendments - Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). As a result, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date. In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans and reclassified loans for which the Bank had the intention to sell immediately or in the near term to trading.
Refer to Note 1a) of the Bank’s 2009 Annual Report for a description of the 2009 Amendments and the impact on previously reported interim financial statements.

Alignment of Reporting Period of U.S. Entities
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which currently operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. Accordingly, the results of TD Bank, N.A. for the three and nine months ended July 31, 2010 have been included with the results of the Bank for the three and nine months ended July 31, 2010. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FUTURE CHANGES IN ACCOUNTING POLICIES
Transition to International Financial Reporting Standards
Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS), which will be effective for the Bank’s interim and annual periods beginning in the first quarter of 2012. As a result, the Bank will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. The Bank’s interim and annual fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS. The Bank continues to assess the impact of IFRS on its consolidated financial statements.

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale securities are written down to fair value through net income whenever it is necessary to reflect other-than-temporary impairment. For the three and nine months ended July 31, 2010, the Bank recognized impairment losses on available-for-sale securities that were deemed to be other-than-temporary of $25 million and $28 million, respectively (three and nine months ended July 31, 2009 - $22 million and $333 million, respectively). Of this amount, there were impairment losses of $10 million related to debt securities in the reclassified portfolio described below for the three and nine months ended July 31, 2010, respectively (three and nine months ended July 31, 2009 - $3 million and $88 million, respectively), primarily offset by gains on credit protection held which were recorded in other income.

Reclassification of Certain Debt Securities
As described in more detail in Note 1 of the 2009 and 2008 Annual Reports, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3862, Financial Instruments - Disclosure.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities, as at July 31, 2010, was $4,766 million (October 31, 2009 - $5,963 million). For the three and nine months ended July 31, 2010, net interest income of $67 million and $200 million after tax, respectively (three and nine months ended July 31, 2009 - $86 million and $300 million after tax, respectively), was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three and nine months ended July 31, 2010, of $8 million and $75 million after tax, respectively, was recorded in other comprehensive income (three and nine months ended July 31, 2009 - $316 million and $486 million after tax, respectively). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase of net income of $8 million and $75 million after tax, respectively, for the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - $316 million and $486 million after tax, respectively). During the three and nine months ended July 31, 2010, reclassified debt securities with a fair value of $258 million and $1,049 million, respectively, were sold or matured (three and nine months ended July 31, 2009 - $504 million and $973 million, respectively) and $(4) million and $22 million after tax was recorded in securities gains (losses) during the corresponding periods (three and nine months ended July 31, 2009 - $1 million and $(77) million after tax, respectively).

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 47

Unrealized Securities Gains and Losses
The following table summarizes the unrealized securities gains and losses as at July 31, 2010 and October 31, 2009.

Unrealized Securities Gains and Losses
(millions of Canadian dollars)					As at
	July 31, 2010				Oct. 31, 2009
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale securities
Government and
government-related securities
Canadian government debt
Federal	$12,317	$11	$3	$12,325	$10,872	$9	$-	$10,881
Provinces	362	13	-	375	368	12	-	380
U.S. Federal, state, municipal
governments, and agencies debt	10,096	171	33	10,234	6,676	102	47	6,731
Other OECD government
guaranteed debt	11,074	165	9	11,230	10,712	125	21	10,816
Mortgage-backed securities - residential	26,122	492	176	26,438	19,016	385	256	19,145
	59,971	852	221	60,602	47,644	633	324	47,953
Other debt securities
Asset-backed securities	19,522	541	53	20,010	12,010	104	54	12,060
Corporate and other debt	15,267	295	29	15,533	16,422	532	4	16,950
	34,789	836	82	35,543	28,432	636	58	29,010
Debt securities reclassified
from trading1	4,505	315	54	4,766	5,787	299	123	5,963
Equity securities
Preferred shares	352	35	19	368	370	49	30	389
Common shares	1,700	319	20	1,999	1,509	317	71	1,755
	2,052	354	39	2,367	1,879	366	101	2,144
Total available-for-sale securities2	$101,317	$2,357	$396	$103,278	$83,742	$1,934	$606	$85,070

Held-to-maturity securities
Government and
government-related securities
Canadian government debt - Federal	$423	$-	$-	$423	$399	$-	$-	$399
U.S. Federal, state, municipal
governments, and agencies debt	964	-	-	964	1,358	34	-	1,392
Other OECD government
guaranteed debt	7,903	239	6	8,136	7,267	187	1	7,453
	9,290	239	6	9,523	9,024	221	1	9,244
Other debt securities - other issuers	548	11	-	559	638	15	-	653
	548	11	-	559	638	15	-	653
Total held-to-maturity securities	$9,838	$250	$6	$10,082	$9,662	$236	$1	$9,897
Total securities	$111,155	$2,607	$402	$113,360	$93,404	$2,170	$607	$94,967
1
Includes fair value of government and government-insured securities as at July 31, 2010 of $18 million (October 31, 2009 - $38 million) and other debt securities as at July 31, 2010 of $4,748 million (October 31, 2009 - $5,925 million).

2
As at July 31, 2010, certain securities in the available-for-sale portfolio with a carrying value of $2,105 million (October 31, 2009 - $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $2,365 million (October 31, 2009 - $2,471 million) and is included in the table above.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 48

Note 3: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

Allowance for Credit Losses
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recorded in other liabilities.
The following table summarizes the change in the Bank’s allowance for credit losses for the three months ended July 31, 2010, October 31, 2009, and July 31, 2009.

Allowance for Credit Losses
(millions of Canadian dollars)	As at
	July 31, 2010			Oct. 31, 2009			July 31, 20091
	Specific	General		Specific	General		Specific	General
	allowance	allowance	Total	allowance	allowance	Total	allowance	allowance	Total
Balance at beginning of period	$650	$1,952	$2,602	$536	$1,996	$2,532	$517	$1,970	$2,487
Provision for credit losses	345	(6)	339	417	104	521	414	143	557
Write-offs	(453)	-	(453)	(439)	-	(439)	(401)	-	(401)
Recoveries	35	-	35	32	-	32	28	-	28
Foreign exchange and other adjustments	47	9	56	12	(19)	(7)	(22)	(117)	(139)
Balance at end of period	$624	$1,955	$2,579	$558	$2,081	$2,639	$536	$1,996	$2,532
Consisting of:
Allowance for loan losses	$624	$1,674	$2,298	$558	$1,810	$2,368	$536	$1,722	$2,258
Allowance for credit losses for off-balance
sheet instruments	-	281	281	-	271	271	-	274	274
Total	$624	$1,955	$2,579	$558	$2,081	$2,639	$536	$1,996	$2,532
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Covered Loans
Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC. As at July 31, 2010, the balance of FDIC covered loans and the expected reimbursement from the FDIC were US$1.8 billion and US$262 million, respectively. Purchased loans and related indemnification assets are recorded at fair value at the acquisition date. No allowance for credit losses was recorded at the acquisition date as credit losses were included in the determination of the fair value. Purchased impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans and purchased impaired loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition. As at July 31, 2010, no debt securities classified as loans or purchased impaired loans are past due but not impaired.
The following table summarizes loans that are past due but not impaired as at July 31, 2010 and October 31, 2009, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.2 billion as at July 31, 2010 (October 31, 2009 - $1.4 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 49

Loans Past Due but not Impaired
(millions of Canadian dollars)	As at
	July 31, 2010				Oct. 31, 2009
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$868	$386	$71	$1,325	$861	$387	$67	$1,315
Consumer instalment and other personal	3,986	665	150	4,801	3,600	627	163	4,390
Credit card	376	75	43	494	355	79	49	483
Business and government	1,374	424	134	1,932	2,248	517	200	2,965
Total	$6,604	$1,550	$398	$8,552	$7,064	$1,610	$479	$9,153

Note 4: FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 4 to the 2009 Annual Report, and the asset or liability is so designated by the Bank on initial recognition.
The total fair value of securities designated as trading under the fair value option was $2,920 million as at July 31, 2010 (October 31, 2009 - $3,236 million). These securities are recorded in trading securities on the Interim Consolidated Balance Sheet.
The total fair value of loans designated as trading under the fair value option was $139 million as at July 31, 2010 (October 31, 2009 - $210 million). These loans are recorded in business and government loans on the Interim Consolidated Balance Sheet.
During the three and nine months ended July 31, 2010, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $38 million and $25 million, respectively (three and nine months ended July 31, 2009 - $(103) million and $232 million, respectively). Income from financial instruments designated as trading under the fair value option is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income on the Interim Consolidated Statement of Income.

Note 5: LOAN SECURITIZATIONS

In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank’s securitization activity for the three and nine months ended July 31.

Securitization Activity
(millions of Canadian dollars)					For the three months ended
	July 31, 2010				July 31, 2009
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total
Gross proceeds	$4,463	$1,000	$38	$5,501	$6,785	$784	$-	$7,569
Retained interests	142	25	1	168	280	6	-	286
Cash flows received on
retained interests	197	16	-	213	167	16	1	184

					For the nine months ended
	July 31, 2010				July 31, 2009
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total
Gross proceeds	$11,715	$3,316	$112	$15,143	$21,643	$2,507	$-	$24,150
Retained interests	425	72	2	499	846	8	-	854
Cash flows received on
retained interests	590	50	-	640	338	54	2	394

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 50

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and nine months ended July 31.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)					For the three months ended
	July 31, 2010				July 31, 2009
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total
Gain on sale	$43	$25	$-	$68	$48	$5	$-	$53
Income on retained interests1	40	2	-	42	34	5	-	39
Total	$83	$27	$-	$110	$82	$10	$-	$92

					For the nine months ended
	July 31, 2010				July 31, 2009
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total
Gain on sale	$167	$72	$(1)	$238	$227	$7	$-	$234
Income on retained interests1	115	12	-	127	84	15	-	99
Total	$282	$84	$(1)	$365	$311	$22	$-	$333
1	Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The following table summarizes the key assumptions used to value the retained interests at the date of the securitization activities.

Key Assumptions
			2010			2009
	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans
Prepayment rate1	19.1%	5.0%	0.0%	18.7%	5.2%	5.2%
Excess spread	1.5	1.7	0.6	1.3	0.4	1.0
Discount rate	3.6	3.7	4.1	3.2	3.3	5.9
Expected credit losses2	-	-	-	-	-	0.1
1	Represents monthly payment rate for secured personal loans and an annual prepayment rate for U.S. loans.
2	There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During the three months ended July 31, 2010, there were maturities of previously securitized loans and receivables of $1,000 million (three months ended July 31, 2009 - $1,521 million). Proceeds from new securitizations were $4,501 million for the three months ended July 31, 2010 (three months ended July 31, 2009 - $6,048 million). During the nine months ended July 31, 2010, there were maturities of previously securitized loans and receivables of $3,723 million (nine months ended July 31, 2009 - $3,244 million). Proceeds from new securitizations were $11,420 million for the nine months ended July 31, 2010 (nine months ended July 31, 2009 - $20,906 million).

Note 6: VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) was created to guarantee the principal and interest payments due to bondholders in respect of US$2 billion covered bonds issued by the Bank. During the three months ended July 31, 2010, the Bank sold assets to the VIE and provided a loan to the VIE to facilitate the purchase of the assets. As the primary beneficiary, the Bank is required to consolidate the VIE. The Bank is restricted from accessing the VIE’s assets under the relevant arrangements. As at July 31, 2010, total assets of $9.9 billion held by the VIE are reported as consumer instalment and other personal loans on the Interim Consolidated Balance Sheet. Of this amount, $2.2 billion were pledged in respect of covered bonds and the Bank’s maximum potential exposure to loss was $2.2 billion.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 51

Note 7: ACQUISITIONS

Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank
On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida (“Riverside”), First Federal Bank of North Florida (“First Federal”) and AmericanFirst Bank (“AmericanFirst”) in FDIC-assisted transactions. In addition, the Bank entered into loss share agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss share agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss share agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. As at April 16, 2010, the indemnification assets which represent the amount expected to be reimbursed from the FDIC was $266 million. At the end of the loss share periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss share agreements.
The acquisitions were accounted for by the purchase method. The results of Riverside, First Federal and AmericanFirst from the acquisition date to July 31, 2010 have been consolidated with the Bank’s results for the three and nine months ended July 31, 2010. The results are reported in the U.S. Personal and Commercial Banking segment. The acquisitions contributed $899 million of net cash and cash equivalents, $1.97 billion of loans, $36 million of identifiable intangibles, $1.01 billion of other assets, $3.3 billion of deposits and $811 million of other liabilities to the Bank’s Interim Consolidated Balance Sheet. The estimated fair value for loans reflects the expected credit losses at the acquisition date and related reimbursement under the loss share agreements. The excess of the fair value of the identifiable assets acquired over the liabilities assumed of approximately $196 million has been allocated to goodwill. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

The South Financial Group, Inc.
On May 17, 2010, the Bank announced that it had signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $131 million. The transaction is subject to approval by the shareholders of South Financial and certain remaining regulatory authorities. The Federal Reserve Board of Governors approved the transaction on July 22, 2010. The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.

Note 8: DERIVATIVES

The following table summarizes hedge accounting results for the three and nine months ended July 31.

Hedge Accounting Results
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2010	2009	2010	2009
Fair value hedges
Net gain (loss) arising from hedge ineffectiveness	$1.8	$1.2	$(4.5)	$21.1
Cash flow hedges
Net gain (loss) arising from hedge ineffectiveness	$0.1	$0.3	$5.5	$(4.3)

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging are recorded in other income on the Interim Consolidated Statement of Income. During the three and nine months ended July 31, 2010, the amounts excluded from the assessment of hedge effectiveness were a loss of $32 million and $85 million, respectively. For the three and nine months ended July 31, 2009, these amounts were not significant. During the three and nine months ended July 31, 2010, there were no firm commitments that no longer qualified as hedges.
As at July 31, 2010, the Bank expects approximately $652 million in net gains that have previously been reported in other comprehensive income, to be reclassified to net income over the next twelve months. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from forecasted transactions is 29 years. During the nine months ended July 31, 2010, there were no forecasted transactions in cash flow hedging relationships that failed to occur.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 52

Note 9: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the Interim Consolidated Balance Sheet at fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which includes market observable inputs and accordingly gives rise to an inception profit which is recognized into income upon initial recognition of the instrument. Inception profit is the difference between the fair value that is based on a valuation technique which includes market observable inputs, and the fair value at initial recognition represented by transaction price. When an instrument is measured using a valuation technique that significantly utilizes non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value.
Subsequent to initial recognition, the fair value of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When there is no active market for the instrument, fair values are determined by using valuation techniques which utilize observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs.
A number of factors such as bid-offer spread, credit profile, input parameters, and model uncertainty are taken into account, as appropriate, when fair values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.
Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and inputs, consistent application of valuation models over a period of time, and the controls and processes over the valuation process. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests and certain derivative contracts.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 53

The following tables summarize the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at July 31, 2010 and October 31, 2009.

Financial Assets and Liabilities Measured at Fair Value by Fair Value Hierarchy
(millions of Canadian dollars)	As at
	July 31, 2010
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$3,115	$4,782	$-	$7,897
Provinces	-	3,171	19	3,190
U.S. Federal, state, municipal governments, and agencies debt	2	7,201	39	7,242
Other OECD government guaranteed debt	-	4,645	-	4,645
Mortgage-backed securities - residential	-	1,095	-	1,095
Other debt securities
Canadian issuers	19	3,146	56	3,221
Other issuers	-	4,927	193	5,120
Equity securities
Preferred shares	30	-	-	30
Common shares	23,686	900	-	24,586
Retained interests	-	-	1,372	1,372
	$26,852	$29,867	$1,679	$58,398

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$12,071	$254	$-	$12,325
Provinces	-	375	-	375
U.S. Federal, state, municipal governments, and agencies debt	-	9,826	-	9,826
Other OECD government guaranteed debt	-	11,222	-	11,222
Mortgage-backed securities - residential	-	26,438	-	26,438
Other debt securities
Asset-backed securities	-	20,010	-	20,010
Corporate and other debt	58	15,442	3	15,503
Equity securities
Preferred shares	119	-	-	119
Common shares	99	230	-	329
Debt securities reclassified from trading2	-	4,619	147	4,766
	$12,347	$88,416	$150	$100,913

Loans1	$-	$330	$23	$353
Derivatives	535	47,212	730	48,477

FINANCIAL LIABILITIES
Trading deposits	$-	$23,154	$1,171	$24,325
Obligations related to securities sold short	10,399	12,630	30	23,059
Derivatives	414	48,945	1,032	50,391
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at July 31, 2010 of $18 million and other debt securities as at July 31, 2010 of $4,748 million.

There were no significant transfers between Level 1 and Level 2 for the nine months ended July 31, 2010.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 54

Financial Assets and Liabilities Measured at Fair Value by Fair Value Hierarchy
(millions of Canadian dollars)	As at
	Oct. 31, 2009
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$4,426	$5,580	$15	$10,021
Provinces	-	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	542	4,509	39	5,090
Other OECD government guaranteed debt	-	2,010	4	2,014
Mortgage-backed securities - residential	-	1,289	-	1,289
Other debt securities
Canadian issuers	34	2,439	48	2,521
Other issuers	-	6,498	312	6,810
Equity securities
Preferred shares	33	-	-	33
Common shares	21,818	775	1	22,594
Retained interests	-	-	1,339	1,339
	$26,853	$25,705	$1,762	$54,320

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,679	$202	$-	$10,881
Provinces	-	380	-	380
U.S. Federal, state, municipal governments, and agencies debt	6	6,166	-	6,172
Other OECD government guaranteed debt	447	10,363	-	10,810
Mortgage-backed securities - residential	-	19,145	-	19,145
Other debt securities
Asset-backed securities	97	11,963	-	12,060
Corporate and other debt	1,045	15,875	-	16,920
Equity securities
Preferred shares	111	-	-	111
Common shares	89	68	-	157
Debt securities reclassified from trading2	-	5,795	168	5,963
	$12,474	$69,957	$168	$82,599

Loans1	$-	$328	$22	$350
Derivatives	895	47,399	1,151	49,445

FINANCIAL LIABILITIES
Trading deposits	$-	$34,479	$940	$35,419
Obligations related to securities sold short	6,741	10,892	8	17,641
Derivatives	885	45,585	1,682	48,152
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million and other debt securities as at October 31, 2009 of $5,925 million.

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2009.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 55

The following table summarizes the reconciliation for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the nine months ended July 31, 2010.

Level 3 Reconciliation for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers3		value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	July 31,	instruments
	2009	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2010	still held4
FINANCIAL ASSETS
Trading securities
Government and
government-related
securities
Canadian government debt
Federal	$15	$-	$-	$-	$-	$(15)	$-	$-	$-	$-
Provinces	4	-	-	9	-	(17)	26	(3)	19	-
U.S. Federal, state, municipal
governments, and
agencies debt	39	6	-	-	-	(6)	-	-	39	3
Other OECD government
guaranteed debt	4	1	-	6	-	(2)	-	(9)	-	-
Other debt securities
Canadian issuers	48	2	-	41	-	(96)	61	-	56	-
Other issuers	312	19	-	413	-	(417)	101	(235)	193	(5)
Equity securities
Common shares	1	-	-	1	-	(2)	-	-	-	-
Retained interests	1,339	127	-	-	497	(591)	-	-	1,372	80
	$1,762	$155	$-	$470	$497	$(1,146)	$188	$(247)	$1,679	$78

Available-for-sale securities
Government and
government-related
securities
Corporate and other U.S. Federal,
state, municipal governments,
and agencies debt	$-	$-	$-	$-	$-	$-	$3	$-	$3	$-
Debt securities reclassified
from trading	168	7	(9)	-	-	(19)	-	-	147	(13)
	$168	$7	$(9)	$-	$-	$(19)	$3	$-	$150	$(13)

Loans5	$22	$4	$-	$7	$-	$(9)	$-	$(1)	$23	$3

FINANCIAL LIABILITIES
Trading deposits	$940	$35	$-	$-	$327	$(131)	$-	$-	$1,171	$65
Obligations related to
securities sold short	8	-	-	(12)	-	6	29	(1)	30	-
Derivatives6	531	(55)	-	(106)	187	(253)	(2)	-	302	(80)
1
Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	The Bank recognizes transfers in and transfers out as of the end of the interim period in which the transfer occurs.
4	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
5	Includes trading loans.
6
The opening and ending balances of derivative assets and derivative liabilities, along with the total realized and unrealized gains (losses), movements and transfers, have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when techniques used for valuing the instrument incorporate significant non-observable market inputs which were previously determined using valuation techniques with significant observable market inputs.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 56

Note 10: CAPITAL TRUST SECURITIES

On December 31, 2009, TD Capital Trust, a subsidiary of the Bank, redeemed all its 900,000 outstanding Capital Trust Securities - Series 2009 (TD CaTS) at a redemption price per unit of $1,000 plus any unpaid distribution. The TD CaTS qualified as Tier 1 capital of the Bank.

Note 11: SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at July 31, 2010 and October 31, 2009.

Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)	As at
	July 31, 2010		Oct. 31, 2009
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance at November 1	859.6	$15,357	811.3	$13,278
Proceeds from shares issued on exercise of stock options	6.4	432	4.6	247
Shares issued as a result of dividend reinvestment plan	5.8	402	8.8	451
Proceeds from issuance of new shares	3.6	252	34.9	1,381
Balance at end of period - common shares	875.4	$16,443	859.6	$15,357
Preferred Shares - Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance at end of period - preferred shares	135.8	$3,395	135.8	$3,395
Treasury Shares - Common1
Balance at November 1	(0.8)	$(15)	(1.1)	$(79)
Purchase of shares	(23.7)	(1,646)	(33.3)	(1,756)
Sale of shares	23.2	1,573	33.6	1,820
Balance at end of period - treasury shares - common	(1.3)	$(88)	(0.8)	$(15)
Treasury Shares - Preferred1
Balance at November 1	-	$-	-	$-
Purchase of shares	(1.3)	(35)	(0.2)	(6)
Sale of shares	1.3	35	0.2	6
Balance at end of period - treasury shares - preferred	-	$-	-	$-
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders’ equity.

Note 12: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the nine months ended July 31, 2010, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 57

The following table summarizes the Bank’s regulatory capital position as at July 31, 2010 and October 31, 2009.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31, 2010	Oct. 31, 2009
Tier 1 capital	$23,727	$21,407
Tier 1 capital ratio1	12.5%	11.3%
Total capital2	$30,351	$28,338
Total capital ratio3	16.0%	14.9%
Assets-to-capital multiple4	17.4	17.1
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 13: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes as at July 31, 2010 and October 31, 2009.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	July 31, 2010	Oct. 31, 20091
Net unrealized gain on available-for-sale securities, net of hedging activities	$984	$739
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(2,567)	(1,539)
Net gain on derivatives designated as cash flow hedges	2,308	1,815
Total	$725	$1,015
1
This includes the impact of reporting-period alignment of U.S. entities, as explained in Note 1 to the 2009 Annual Report, and consists of the following: unrealized gains on available-for-sale securities, net of hedging activities - $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities - $166 million; and losses on derivatives designated as cash flow hedges - $36 million.

Note 14: STOCK-BASED COMPENSATION

For the three and nine months ended July 31, 2010, the Bank recognized compensation expense for stock option awards of $5 million and $24 million, respectively (three and nine months ended July 31, 2009 - $8 million and $25 million, respectively).
During the three months ended July 31, 2010 and July 31, 2009, there were no options granted by the Bank. During the nine months ended July 31, 2010, 2 million (nine months ended July 31, 2009 - 4 million) options were granted by the Bank with a weighted-average fair value of $14.09 per option (nine months ended July 31, 2009 - $7.62 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following table summarizes the assumptions used for estimating fair value of options for the nine months ended July 31.

Assumptions Used for Estimating Fair Value of Options
	For the nine months ended
	July 31, 2010	July 31, 2009
Risk-free interest rate	2.7%	2.2%
Expected option life	6.2 years	5.6 years
Expected volatility	26.6%	23.9%
Expected dividend yield	3.24%	3.00%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 58

Note 15: EMPLOYEE FUTURE BENEFITS

The following tables summarize expenses for the Bank’s pension plans and principal non-pension post-retirement benefit plan for the three and nine months ended July 31.

Principal Pension Plans and Non-Pension Post-Retirement Benefit Plan Expense
(millions of Canadian dollars)	For the three months ended
			Principal Non-Pension Post-
	Principal Pension Plans		Retirement Benefit Plan
	July 31	July 31	July 31	July 31
	2010	2009	2010	2009
Benefits earned by employees	$25	$18	$2	$2
Interest cost on projected benefit obligation	39	38	6	5
Expected return on plan assets1	(43)	(33)	-	-
Actuarial losses recognized in expense	7	13	-	-
Amortization of plan amendment costs	3	(4)	(1)	(1)
Total	$31	$32	$7	6

	For the nine months ended
			Principal Non-Pension Post-
	Principal Pension Plans		Retirement Benefit Plan
	July 31	July 31	July 31	July 31
	2010	2009	2010	2009
Benefits earned by employees	75	50	6	6
Interest cost on projected benefit obligation	117	108	18	15
Expected return on plan assets1	(127)	(101)	-	-
Actuarial losses recognized in expense	21	18	-	-
Amortization of plan amendment costs	7	7	(3)	(4)
Total	$93	$82	$21	17
1
For the three months ended July 31, 2010, the actual return on plan assets for the principal pension plans was $103 million (three months ended July 31, 2009 - $68 million). For the nine months ended July 31, 2010, the actual return on plan assets was $252 million (nine months ended July 31, 2009 - $(342) million).

Other Pension Plans Expense
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2010	July 31, 2009	July 31, 2010	July 31, 2009
CT defined benefit pension plan	$2	$1	$6	$3
TD Banknorth defined benefit retirement plan1	(1)	(3)	(2)	(8)
Supplemental employee retirement plans	8	8	24	24
Total	$9	$6	$28	$19
1	TD Banknorth Defined Benefit Pension Plan was frozen as of December 31, 2008, and no service credits can be earned after that date.

Cash Flows
The following table summarizes the Bank’s contributions to its pension plans and principal non-pension post-retirement benefit plan during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Principal pension plans	$39	$505	$121	$554
Supplemental employee retirement plans	3	6	8	12
Principal non-pension post-retirement benefit plan	3	3	7	7
Total	$45	$514	$136	$573

As at July 31, 2010, the Bank expects to contribute an additional $46 million to its principal pension plans, $6 million to its CT defined benefit pension plan, $1 million to its TD Banknorth defined benefit retirement plan, $3 million to its supplemental employee retirement plans, and $2 million to its principal non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 59

Note 16: INTEGRATION AND RESTRUCTURING CHARGES

As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives, the Bank incurred integration charges of $8 million and $62 million, respectively, during the three and nine months ended July 31, 2010 (three and nine months ended July 31, 2009 - $109 million and $265 million, respectively). Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration-related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in non-interest expenses.
The Bank incurred $17 million of restructuring charges during the first quarter ended January 31, 2010 ($27 million during the first quarter ended January 31, 2009). No restructuring charges were incurred during the second quarter ended April 30 and third quarter ended July 31 for both fiscal 2010 and 2009. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs. As at July 31, 2010, the remaining balance of the restructuring liability related to the acquisition of Commerce was $14 million (October 31, 2009 - $16 million).

Note 17: EARNINGS PER SHARE

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31.

Basic and Diluted Earnings per Share
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31, 2010	July 31, 2009 1	July 31, 2010	July 31, 2009 1
Basic earnings per share
Net income available to common shareholders	$1,128	$863	$3,504	$1,991
Average number of common shares outstanding (millions)	870.2	851.5	864.4	844.3
Basic earnings per share (Canadian dollars)	$1.30	$1.01	$4.05	$2.36

Diluted earnings per share
Net income available to common shareholders	$1,128	$863	$3,504	$1,991
Average number of common shares outstanding (millions)	870.2	851.5	864.4	844.3
Stock options potentially exercisable as determined under the treasury stock
method (millions)	4.9	3.9	5.2	2.2
Average number of common shares outstanding - diluted (millions)	875.1	855.4	869.6	846.5
Diluted earnings per share2 (Canadian dollars)	$1.29	$1.01	$4.03	$2.35
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2
For the nine months ended July 31, 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 3.6 million with a weighted-average exercise price of $70.48 as the option price was greater than the average market price of the Bank’s common shares. For the nine months ended July 31, 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 17.0 million with a weighted-average exercise price of $64.08 as the option price was greater than the average market price of the Bank’s  common shares.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 60

Note 18: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance, Wealth Management, including TD Waterhouse and an investment in TD Ameritrade, U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank, and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment. The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment
(millions of Canadian dollars)	For the three months ended
Canadian Personal	U.S. Personal
and Commercial	Wealth	and Commercial	Wholesale
Banking	Management	Banking	Banking	Corporate	Total
July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
2010	2009	2010	2009	2010	2009	1	2010	2009	2010	2009	1	2010	2009	1
Net interest income	$1,819	$1,650	$93	$65	$909	$873	$430	$527	$(330)	$(282)	$2,921	$2,833
Non-interest income	827	797	523	497	314	263	146	349	13	(72)	1,823	1,834
Total revenue	2,646	2,447	616	562	1,223	1,136	576	876	(317)	(354)	4,744	4,667
Provision for (reversal of)
credit losses	236	290	-	-	131	183	(16)	32	(12)	52	339	557
Non-interest expenses	1,222	1,170	447	424	724	783	323	326	250	342	2,966	3,045
Income (loss) before
income taxes	1,188	987	169	138	368	170	269	518	(555)	(748)	1,439	1,065
Provision for (recovery of)
income taxes	347	310	52	43	86	(2)	90	191	(265)	(333)	310	209
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	26	28	26	28
Equity in net income of an
associated company,
net of income taxes	-	-	62	68	-	-	-	-	12	16	74	84
Net income (loss)	$841	$677	$179	$163	$282	$172	$179	$327	$(304)	$(427)	$1,177	$912
Total assets (billions of
Canadian dollars)
Balance sheet	$195.6	$180.1	$20.1	$18.8	$167.8	$144.4	$189.5	$167.3	$30.5	$34.2	$603.5	$544.8
Securitized	63.3	53.3	-	-	-	-	3.9	3.9	(18.0)	(12.8)	49.2	44.4

For the nine months ended
Canadian Personal	U.S. Personal
and Commercial	Wealth	and Commercial	Wholesale
Banking	Management	Banking	Banking	Corporate	Total
July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
2010	2009	2010	2009	2010	2009	1	2010	2009	2010	2009	1	2010	2009	1
Net interest income	$5,280	$4,680	$239	$203	$2,617	$2,767	$1,399	$1,909	$(975)	$(1,058)	$8,560	$8,501
Non-interest income	2,423	2,335	1,579	1,415	923	844	798	426	265	(379)	5,988	4,641
Total revenue	7,703	7,015	1,818	1,618	3,540	3,611	2,197	2,335	(710)	(1,437)	14,548	13,142
Provision for (reversal of)
credit losses	807	842	-	-	500	732	2	157	(88)	228	1,221	1,959
Non-interest expenses	3,603	3,499	1,345	1,257	2,147	2,407	1,071	1,070	734	883	8,900	9,116
Income (loss) before
income taxes	3,293	2,674	473	361	893	472	1,124	1,108	(1,356)	(2,548)	4,427	2,067
Provision for (recovery of)
income taxes	971	824	144	113	185	(39)	353	343	(765)	(1,132)	888	109
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	79	84	79	84
Equity in net income of an
associated company,
net of income taxes	-	-	161	193	-	-	-	-	29	43	190	236
Net income (loss)	$2,322	$1,850	$490	$441	$708	$511	$771	$765	$(641)	$(1,457)	$3,650	$2,110
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 61

Note 19: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of the Bank’s risk management policies and procedures also refer to the shaded sections of the Managing Risk section of the MD&A in the Bank’s 2009 Annual Report.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 REPORT TO SHAREHOLDERS	Page 62

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call in Toronto, Ontario on September 2, 2010. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/qr_2010.jsp on September 2, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from 6 p.m. ET on September 2, 2010, until October 4, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4342155#.

Annual Meeting
Thursday, March 31, 2011
Victoria Conference Centre
Victoria, British Columbia